Filed pursuant to Rule 424(b)(5)
Registration No: 333-212916

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus do not constitute an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 31, 2019

Prospectus Supplement
(To Prospectus dated August 4, 2016)

$

Synovus Financial Corp.

  % Fixed-to-Fixed Rate Subordinated Notes due 2029

We are offering $             aggregate principal amount of our    % Fixed-to-Fixed Rate Subordinated Notes due 2029 (which we refer to as the “notes”). Subject to any redemption prior to       , 2029 (the “Maturity Date”), as described below, the notes will bear interest from and including       , 2019 (the “Issue Date”) to, but excluding       , 2024 (the “Reset Date”), at a rate of    % per annum and from and including the Reset Date to, but excluding, the Maturity Date at a rate per annum which will be    % above the 5-Year Mid-Swap Rate (as defined herein). Interest on the notes will be payable semi-annually in arrears on           and           of each year, commencing on       , 2019.

We may redeem the notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Capital Treatment Event or Tax Event (in each case as defined herein) or our becoming required to be registered as an investment company pursuant to the Investment Company Act of 1940, as amended, or (ii) on the Reset Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date. Redemption of the notes is subject to our receipt of any required prior approval from the Board of Governors of the Federal Reserve System (the “FRB”), to the extent such approval is required under the rules of the FRB.

The notes will be unsecured subordinated obligations of Synovus Financial Corp. There is no sinking fund for the notes. The notes will be subordinated in right of payment to the payment of our existing and future senior indebtedness, including all of our general creditors, and they will be structurally subordinated to all of our subsidiaries’ existing and future indebtedness and other obligations. The notes will not be guaranteed by any of our subsidiaries.

Currently, there is no public trading market for the notes. We do not intend to list the notes on any securities exchange or to have the notes quoted on a quotation system.

	Price to Public(1)		Underwriting Discounts		Proceeds to Us Before Expenses
Per note		%		%		%
Total	$		$		$
(1)	Plus accrued interest, if any, from the original issue date.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement.

The notes are not savings accounts, deposits or other obligations of our subsidiary bank, Synovus Bank, or any of our nonbank subsidiaries. The notes are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency or public or private insurer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers in book-entry form through the facilities of The Depository Trust Company (which we refer to as “DTC”), and their direct participants, against payment therefor in immediately available funds, on or about        , 2019.

Book Running Managers

J.P. Morgan

Morgan Stanley

Co-Managers

Barclays	Sandler O’Neill + Partners, L.P.

Prospectus Supplement dated        , 2019

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is comprised of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters relating to us and our financial condition, and it adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated August 4, 2016, which provides more general information about the securities that we may offer from time to time, some of which may not apply to this offering. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described under the heading “Where You Can Find More Information” before investing in the notes.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus (i) to “Synovus,” “we,” “us,” “our” or similar references mean Synovus Financial Corp. together with its subsidiaries, (ii) to “FCB” mean FCB Financial Holdings, Inc. and (iii) to the “Merger” mean that merger of Azalea Merger Sub Corp., a wholly-owned merger subsidiary of Synovus, with and into FCB and the immediate merger thereafter of FCB with and into Synovus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference, then you should consider only the statement in the more recent document. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into those documents is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement may be used only for the purpose for which it has been prepared.

Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.” Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. In addition, we maintain a website at www.synovus.com where you can find additional information about us. All websites provided in this prospectus supplement or in the accompanying prospectus are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our website, or any other website described herein, is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus supplement or the accompanying prospectus or other offering materials.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement. The following documents filed with the SEC are incorporated by reference (other than, in each case, documents or information deemed, under SEC rules or otherwise, to have been “furnished” and not “filed” with the SEC):

•	our annual report on Form 10-K for the year ended December 31, 2017 (which we refer to as our “2017 10-K”);
•	those portions of our definitive proxy statement on Schedule 14A filed on March 16, 2018 in connection with our 2018 annual meeting of shareholders that are incorporated by reference into our 2017 10-K;
•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018; and
•	our current reports on Form 8-K filed on February 9, 2018, April 9, 2018, May 1, 2018, June 7, 2018, June 15, 2018, June 21, 2018, July 2, 2018, July 24, 2018, July 25, 2018, July 27, 2018, October 15, 2018, November 29, 2018, December 3, 2018, December 7, 2018, December 12, 2018, and January 2, 2019.

All future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” prior to the termination or completion of the notes offering are incorporated by reference into this prospectus supplement (other than information in such future filings deemed, under SEC rules or otherwise, not to have been filed with the SEC). Information filed with the SEC after the date of this prospectus supplement will automatically update and supersede information contained in or previously incorporated by reference into this prospectus supplement.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address or telephone number:

Director of Investor Relations
Synovus Financial Corp.
1111 Bay Avenue, Suite 501
Columbus, Georgia 31901
(706) 641-6462

We also have filed a registration statement (No. 333-212916) with the SEC relating to the notes offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of that registration statement. You may obtain from the SEC a copy of the registration statement and the related exhibits that we filed with the SEC. The registration statement may contain additional information that may be important to you.

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FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus supplement which are not statements of historical fact, including those under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this prospectus supplement, constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements with respect to Synovus’ beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond Synovus’ control and which may cause Synovus’ actual results, performance or achievements or the financial services industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through Synovus’ use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “predicts,” “could,” “should,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’ future business and financial performance and/or the performance of the financial services industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus’ ability to control or predict. These factors include, but are not limited to:

(1)	the risk that competition in the financial services industry may adversely affect our future earnings and growth;
(2)	the risk that we may not realize the expected benefits from our efficiency and growth initiatives, which could negatively impact our future profitability;
(3)	the risk that our current and future information technology system enhancements and initiatives may not be successfully implemented, which could negatively impact our operations;
(4)	the risk that our enterprise risk management framework may not identify or address risks adequately, which may result in unexpected losses;
(5)	the risk that our allowance for loan losses may prove to be inadequate or may be negatively affected by credit risk exposures, and the risk that we may be unable to obtain full payment in respect of any trade or other receivables;
(6)	the risk that any future economic downturn could have a material adverse effect on our capital, financial condition, results of operations and future growth;
(7)	changes in the interest rate environment, including changes to the federal funds rate, and competition in our primary market area may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income;
(8)	our ability to attract and retain key employees;
(9)	the risk that we may be required to make substantial expenditures to keep pace with regulatory initiatives and the rapid technological changes in the financial services market;
(10)	risks related to our reliance on third parties to provide key components of our business infrastructure, including the costs of services and products provided to us by third parties, and risks related to disruptions in service or financial difficulties of a third-party vendor;
(11)	risks related to the ability of our operational framework to manage risks associated with our business such as credit risk and operational risk, including third-party vendors and other service providers, which could among other things, result in a breach of operating or security systems as a result of cyber attacks or similar acts;
(12)	our ability to identify and address cyber-security risks such as data security breaches, malware, “denial of service” attacks, “ransomware”, “hacking” and identity theft, a failure of which could disrupt our

S-iii

business and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information, disruption or damage of our systems, increased costs, significant losses, or adverse effects to our reputation;

(13)	the impact of recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof and the uncertainty of future implementation and enforcement of these regulations;
(14)	the risk that we could realize losses if we sell non-performing assets and the proceeds we receive are lower than the carrying value of such assets;
(15)	the risk that we may be exposed to potential losses in the event of fraud and/or theft, or in the event that a third-party vendor or obligor fails to pay amounts due to us under that relationship or under any arrangement that we enter into with them;
(16)	the risk that if we identify suitable acquisition counterparties, we may not be able to complete such transactions on favorable terms, if at all, or successfully integrate acquired bank or nonbank operations into our existing operations or realize anticipated benefits from such transactions;
(17)	the impact on our financial results, reputation, and business if we are unable to comply with all applicable federal and state regulations or other supervisory actions or directives and any necessary capital initiatives;
(18)	the risks that if economic conditions worsen or regulatory capital rules are modified, we may be required to undertake initiatives to improve our capital position;
(19)	changes in the cost and availability of funding due to changes in the deposit market and credit market;
(20)	restrictions or limitations on access to funds from historical and alternative sources of liquidity could adversely affect our overall liquidity, which could restrict our ability to make payments on our obligations and our ability to support asset growth and sustain our operations and the operations of Synovus Bank;
(21)	our ability to receive dividends from our subsidiaries could affect our liquidity, including our ability to pay dividends or take other capital actions;
(22)	risks related to regulatory approval to take certain actions, including any dividends on our common stock or Series D Preferred Stock, any repurchases of common stock or any issuance or redemption of any other regulatory capital instruments, as well as any applications in respect of expansionary initiatives;
(23)	risks related to recent and proposed changes in the mortgage banking industry, including the risk that we may be required to repurchase mortgage loans sold to third parties and the impact of the “ability to pay” and “qualified mortgage” rules on our loan origination process and foreclosure proceedings;
(24)	risks related to the continued use, availability and reliability of LIBOR and other “benchmark” rates;
(25)	the costs and effects of litigation, investigations, inquiries or similar matters, or adverse facts and developments related thereto;
(26)	risks related to the fluctuation in our stock price;
(27)	the effects of any damages to our reputation resulting from developments related to any of the items identified above;
(28)	the risk that the businesses of Synovus and FCB will not be integrated successfully or that the integration may take longer than expected;
(29)	the risk that the cost savings, synergies, growth, and other benefits from the Merger with FCB may not be fully realized or may take longer to realize than expected;
(30)	the risk that management’s time and attention will be diverted to issues associated with the Merger with FCB rather than to our ongoing businesses;

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(31)	the risk that costs associated with the integration of the businesses of Synovus and FCB will be higher than anticipated;
(32)	the risk of business disruption following the Merger; and
(33)	other factors and other information contained in this prospectus supplement and in other reports and filings that we make with the SEC under the Exchange Act, including, without limitation, those found in “Part I - Item 1A. Risk Factors” of our 2017 10-K.

For a discussion of these and other risks that may cause actual results to differ from expectations, refer to “Part I — Item 1A. Risk Factors” and other information contained in our 2017 10-K and our other periodic filings, including our quarterly reports on Form 10-Q and current reports on Form 8-K, that we file from time to time with the SEC. All written or oral forward-looking statements that are made by or are attributable to Synovus are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements since those statements speak only as of the date on which the statements are made. We undertake no obligation to update any forward-looking information and statements, whether written or oral, to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law. All forward-looking statements attributable to Synovus are expressly qualified by these cautionary statements.

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SUMMARY

This summary does not contain all of the information that may be important to you in making an investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the notes. You should pay special attention to the information contained under the caption entitled “Risk Factors” in this prospectus supplement and “Risk Factors” in our 2017 10-K to determine whether an investment in the notes is appropriate for you.

Synovus Financial Corp.

Our Business

Synovus Financial Corp. is a financial services company and a registered bank holding company headquartered in Columbus, Georgia. Through our wholly-owned subsidiary, Synovus Bank, a Georgia state-chartered bank that is a member of the Federal Reserve System, we provide commercial and retail banking in addition to a full suite of specialized products and services including private banking, treasury management, wealth management, premium finance and international banking. We also provide mortgage services, financial planning, and investment advisory services through our wholly-owned subsidiaries, Synovus Mortgage, Synovus Trust, and Synovus Securities, as well as our Global One, GLOBALT and Creative Financial Group divisions.

Synovus Bank is positioned in some of the highest growth markets in the Southeast, with 300 branches in Georgia, Alabama, South Carolina, Florida, and Tennessee. We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901 and our telephone number at that address is (706) 649-2311. Our common stock is traded on the New York Stock Exchange under the symbol “SNV.”

Recent Developments

Acquisition of FCB Holdings, Inc.

On January 1, 2019, we completed our previously announced acquisition of all of the outstanding stock of FCB. Prior to our acquisition of FCB, FCB was the largest community bank in Florida and operated 50 full service banking centers through its wholly-owned banking subsidiary, Florida Community Bank. We acquired FCB in a reverse triangular merger, with each outstanding share of FCB Class A common stock, par value $0.001 per share, being converted into the right to receive, without interest, 1.055 shares of our common stock, par value $1.00 per share.

2018 Fourth Quarter Results

On January 15, 2019, Synovus reported its unaudited preliminary financial results for the quarter and year ended December 31, 2018, which included the following:

•	Balance Sheet
○	Total loans ended the quarter at $25.95 billion, up $369.5 million or 5.7% annualized from the previous quarter and up $1.16 billion or 4.7% as compared to the fourth quarter 2017.
○	Total average loans were $25.63 billion, up $303.7 million or 4.8% annualized from the previous quarter and up $1.01 billion or 4.1% from the fourth quarter 2017.
○	Total average deposits for the quarter were $26.92 billion, up $532.8 million or 8.0% annualized from the previous quarter and up $634.1 million or 2.4% as compared to the fourth quarter 2017.
•	Core Performance
○	Total revenues were $365.9 million, up $2.6 million from the previous quarter and up $26.9 million or 7.9% from the fourth quarter 2017.
○	Net interest income was $297.9 million, up $6.3 million or 2.2% from the previous quarter and up 10.5% from the fourth quarter 2017.
○	Net interest margin was 3.92%, up 3 basis points from the previous quarter.

○	Total non-interest income was $68.0 million, down $3.7 million from the previous quarter and down $1.4 million from the fourth quarter 2017.
○	Total non-interest expense was $209.9 million, down $10.4 million or 4.7% from the previous quarter, and down $16.6 million or 7.3% from the fourth quarter 2017.
○	Efficiency ratio for the fourth quarter 2018 was 57.34 % as compared to 60.62% in the previous quarter and 66.77% in the fourth quarter 2017.
•	Credit Quality
○	Non-performing loans were $106.7 million at December 31, 2018, down $1.7 million or 1.6% from the previous quarter and down $8.8 million or 7.6% from December 31, 2017.The non-performing loan ratio was 0.41% at December 31, 2018, as compared to 0.42% at the end of the previous quarter and 0.47% at December 31, 2017.
○	Total non-performing assets were $114.5 million at December 31, 2018, down $2.5 million or 2.2% from the previous quarter and down $16.1 million or 12.4% from December 31, 2017.The non-performing asset ratio was 0.44% at December 31, 2018, down 2 basis points from the previous quarter and down 9 basis points from December 31, 2017.
○	Net charge-offs were $13.0 million in the fourth quarter 2018, down $2.2 million or 14.5% from the previous quarter.
○	Total delinquencies (consisting of loans 30 or more days past due and still accruing) were 0.22% of total loans at December 31, 2018, down 9 basis points from the previous quarter and up 1 basis point from December 31, 2017.
•	Capital Ratios
○	Common equity tier 1 ratio was 10.04% at December 31, 2018, compared to 9.90% at September 30, 2018.
○	Tier 1 capital ratio was 10.70% at December 31, 2018, compared to 10.57% at September 30, 2018.
○	Total risk-based capital ratio was 12.47% at December 31, 2018, compared to 12.36% at September 30, 2018.
○	Tier 1 leverage ratio was 9.60% at December 31, 2018, compared to 9.58% at September 30, 2018.
•	Capital Management
○	During the fourth quarter, we repurchased $40 million in common stock as part of a $25 million authorization in December 2018 and the $150 million share repurchase program authorized in the fourth quarter 2017. Share repurchases in 2018 totaled $175 million and resulted in a reduction of 3.7 million shares, a 3.1% share count reduction from December 31, 2017.
○	Additionally, the Board of Directors authorized a new share repurchase program of up to $400 million of our common stock to be executed during 2019.
○	The Board of Directors also approved a 20% increase in our quarterly common stock dividend from $0.25 to $0.30 per share, effective with the quarterly dividend payable in April 2019.

The financial information for the fourth quarter of 2018 presented herein is preliminary and based upon currently available information, and is subject to revision as a result of, among other things, the completion of our financial closing process. Furthermore, these preliminary results have not been audited or reviewed by our registered independent public accountants, nor have any other review procedures been performed by them with respect to these results. Accordingly, no opinion or any other form of assurance can be provided with respect to this information. Our actual results could differ from these estimates based on the completion of the review and audit process.

THE OFFERING

The following summary contains basic information about this offering and the notes and is not complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of Notes.” Unless otherwise indicated, the information contained in this prospectus supplement is as of the date set forth on the cover of this prospectus supplement.

Issuer
Synovus Financial Corp.
Securities Offered
         % Fixed-to-Fixed Rate Subordinated Notes due 2029
Aggregate Principal Amount
$
Issue Date
               , 2019
Reset Date
               , 2024
Maturity Date
The notes will mature on          , 2029.
Interest Rate
Subject to any redemption prior to the Maturity Date, the notes will bear interest (i) from and including the Issue Date to, but excluding, the Reset Date, at a rate of          % per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date at a rate per annum which will be          % (the “spread”) above the 5-Year Mid-Swap Rate. For purposes of the foregoing:

“5-Year Mid-Swap Rate” means the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date. In the event that the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the 5-Year Mid-Swap Rate shall be the Reset Reference Bank Rate on the Reset Interest Determination Date.

“Reset Screen Page” means Bloomberg screen “IRSB 18, I” (or any successor page or, if a successor page is unavailable, an equivalent page of Reuters or any comparable provider as determined by Synovus and reasonably acceptable to the calculation agent) as at 11:00 a.m. (New York time).

“Reset Interest Determination Date” means the second Business Day (as defined herein) prior to the Reset Date.

“Reset Reference Bank Rate” means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market to us as at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.

“5-Year Mid-Swap Rate Quotation” means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated on the basis of a 360-day year of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of 5 years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR rate or such other short-term rate, if any, as shall have generally replaced the 3-month U.S. dollar LIBOR rate in the relevant market at the relevant time for purposes of such fixed-for-floating U.S. dollar interest rate swaps quotations (the “successor base rate”), as determined by us upon consultation with an investment bank of national standing (calculated on the basis of the actual number of days elapsed in 360-day year). If we have determined a successor base rate, upon consultation with an investment bank of national standing, we may implement changes to the Business Day convention, the definition of Business Day and any method for obtaining the successor base rate or any adjustments to the successor base rate or the spread in a manner that is consistent with industry accepted practices for such successor base rate.

The Trustee will be appointed as calculation agent for the notes. In the event that the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, we will become the calculation agent and will promptly notify the Trustee of (i) the successor base rate and (ii) any changes to the (a) Business Day convention, (b) the definition of Business Day and (c) any method for obtaining the successor base rate and (iii) any adjustments to the successor base rate or the spread.

Interest Payment Dates
Interest on the notes will be payable semi-annually in arrears on           and           of each year, commencing on          , 2019.
Record Dates
The interest payable on the notes will be paid to each holder in whose name a note is registered at the close of business on           and           immediately preceding the applicable Interest Payment Date.
Day Count Convention
Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No Guarantees
The notes are not guaranteed by any of our subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”
Ranking
The notes will be our unsecured subordinated obligations and:
•	will rank junior in right of payment and upon our liquidation to any of our existing and all future Senior Debt (as defined in the Indenture and as hereinafter defined) as described under “Description of Notes” in this prospectus supplement, including our 3.125% Senior Notes due 2022 (which we refer to as our “2022 senior notes”);
•	will rank junior in right of payment and upon our liquidation to any of our existing and all of our future general creditors;
•	will rank equal in right of payment and upon our liquidation with any of our existing and all of our future indebtedness the terms of which provide that such indebtedness ranks equally with the notes, including our 5.75% subordinated notes due 2025 (which we refer to as our “2025 subordinated notes”);
•	will rank senior in right of payment and upon our liquidation to any of our indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the notes, including our existing floating rate junior subordinated debentures underlying our outstanding trust preferred securities (which we refer to as our “junior subordinated debentures”); and
•	will be effectively subordinated to our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries, including without limitation Synovus Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course of business or otherwise.

As of September 30, 2018, we had:

•	approximately $300.0 million of indebtedness that would be considered Senior Debt issued by Synovus Financial Corp., consisting of our 2022 senior notes, ranking senior to the notes;
•	approximately $250.0 million of indebtedness issued by Synovus Financial Corp., consisting of our 2025 subordinated notes, ranking equally to the notes;

•	$10.0 million of indebtedness, consisting of our junior subordinated debentures, ranking junior to the notes; and
•	approximately $1.10 billion in long-term debt issued by our subsidiaries, which, together with approximately $27.38 billion in other outstanding debt and other liabilities, including deposits, of our subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise.

The Indenture does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Redemption
We may, at our option, redeem the notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Capital Treatment Event, Tax Event or our requiring to be registered as an investment company under the Investment Company Act of 1940, as amended, or (ii) on the Reset Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date. For the purposes of the foregoing:

“Regulatory Capital Treatment Event” means the good faith determination by Synovus that, as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision thereof or therein that is enacted or becomes effective after the issuance of the notes;
•	any proposed change in those laws or regulations that is announced or becomes effective after the issuance of the notes; or
•	any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the issuance of the notes;

there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the principal amount of the notes as Tier 2 capital, or the equivalent thereof, for purposes of the capital adequacy guidelines as then in effect and applicable to us.

“Tax Event” means the receipt by us of an opinion of independent tax counsel to the effect that as a result of any amendment to, or change (including any announced prospective change) in, the laws or any regulations of the United States or any political subdivision or taxing authority, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of the issuance of the notes, there is more than an insubstantial risk that the interest payable on the notes is not, or within 90 days of receipt of such opinion, will not be, deductible by us, in whole or in part, for U.S. federal income tax purpose.

Redemption of the notes is subject to our receipt of any required prior approval from the FRB and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the FRB specifically applicable to the redemption of the notes.

The notes are not subject to repayment at the option of the holders prior to the Maturity Date.

See “Description of Notes — Redemption.”

Sinking Fund
There is no sinking fund for the notes.
Default; Remedies
The notes will contain customary payment and covenant defaults and insolvency events of default. There is no right of acceleration in the case of a default in the payment of principal or of interest on the notes or in our non-performance of any other obligation under the notes or the Indenture. However, if an insolvency event of default occurs, the principal of, and accrued and unpaid interest on, the notes will become immediately due and payable without any action of the Trustee or the holders of the notes. In the event of such acceleration of the maturity of the notes, all of our obligations to holders of our Senior Debt will be entitled to be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on account of the principal of, or interest on, the notes. See “Description of Notes — Defaults; Events of Default; Limitation on Suits” in this prospectus supplement.
Further Issuances
The notes will initially be limited to an aggregate principal amount of $             . We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the notes outstanding by issuing additional notes in the future with the same terms as the notes, except for the issue date and offering price, and such additional notes shall be consolidated with the notes issued in this offering and form a single series.
Use of Proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated expenses, will be approximately $          million. We intend to use the net proceeds from this offering for general corporate purposes, including share repurchases. See “Use of Proceeds.”

Form and Denomination
The notes will be offered in book-entry form through the facilities of DTC in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
No Listing
The notes will not be listed on any securities exchange.
Governing Law
The notes and the Indenture pursuant to which we will issue the notes will be governed by the laws of the State of New York.
Trustee
The Bank of New York Mellon Trust Company, N.A.
No Prior Market
The notes will be new securities for which there is no existing market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so, and they may discontinue market-making activities at any time without notice. We cannot assure you that an active or liquid market for the notes will develop or be maintained.
Risk Factors
An investment in the notes involves risks. You should carefully consider the information contained under “Risk Factors” in this prospectus supplement and in our 2017 10-K as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth summary consolidated financial and other data of Synovus. The financial data as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC, except for the tangible common equity to tangible assets ratio, which is reconciled below under “Reconciliation of Non-GAAP Financial Measures.” The financial data as of and for the nine months ended September 30, 2018 and 2017 have been derived from our unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC, except for the non-GAAP measures noted above which are reconciled as provided below. The summary consolidated financial results are not indicative of our expected future operating results. The following summary consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 10-K and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, together with the historical consolidated financial statements and notes thereto, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At or for nine months ended September 30,		At or for year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands, except per share data)
Income Statement:
Total revenues(1)	$1,062,581	$1,029,571	$1,368,636	$1,172,374	$1,095,238	$1,081,388	$1,063,763
Net interest income	850,480	753,597	1,023,309	899,180	827,318	819,284	810,192
Provision for loan losses	39,548	58,620	67,185	28,000	19,010	33,831	69,598
Non-interest income	212,101	275,974	345,327	273,194	267,920	262,104	253,571
Non-interest expense	619,531	594,780	821,313	755,923	717,655	744,998	741,537
Net income	323,407	245,868	275,474	246,784	226,082	195,249	159,383
Dividends and accretion of discount on preferred stock	14,848	7,678	10,238	10,238	10,238	10,238	40,830
Net income available to common shareholders	308,559	238,190	265,236	236,546	215,844	185,011	118,553

Per share data:
Net income per common share, basic	2.61	1.96	2.19	1.90	1.63	1.34	0.93
Net income per common share, diluted	2.60	1.94	2.17	1.89	1.62	1.33	0.88
Cash dividends declared per common share	0.75	0.45	0.60	0.48	0.42	0.31	0.28
Book value per common share	24.38	24.01	23.85	22.92	22.19	21.42	20.32

Balance Sheet:
Investment securities available for sale	$3,883,574	$3,825,443	$3,987,069	$3,718,195	$3,587,818	$3,041,406	$3,199,358
Loans, net of deferred fees and costs	25,577,116	24,487,360	24,787,464	23,856,391	22,429,565	21,097,699	20,057,798
Total assets	32,075,120	31,642,123	31,221,837	30,104,002	28,792,653	27,050,237	26,200,205
Deposits	26,433,658	26,186,228	26,147,900	24,648,060	23,242,661	21,531,700	20,876,790
Long-term debt	1,656,909	1,882,607	1,606,138	2,160,881	2,136,893	1,949,324	1,981,742
Total shareholders’ equity	3,040,073	2,997,078	2,961,566	2,927,924	3,000,196	3,041,270	2,948,985

	At or for nine months ended September 30,		At or for year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands, except per share data)
Performance ratios and other data:
Return on average assets	1.37%	1.07%	0.89%	0.84%	0.80%	0.74%	0.61%
Return on average equity	14.65	11.20	9.27	8.40	7.49	6.45	4.84
Net interest margin	3.84	3.52	3.55	3.27	3.19	3.38	3.40
Dividend payout ratio(2)	28.85	23.20	27.60	25.38	25.93	23.13	30.77
Total shareholders’ equity to total assets ratio	9.48	9.47	9.49	9.73	10.42	11.24	11.25
Tangible common equity to tangible assets ratio(3)	8.68	8.88	8.88	9.09	9.90	10.69	10.68
Weighted average common shares outstanding, basic(4)	118,096	121,796	121,162	124,389	132,423	138,495	127,495
Weighted average common shares outstanding, diluted(4)	118,847	122,628	122,012	125,078	133,201	139,154	134,226
(1)	Consists of net interest income and non-interest income.
(2)	Determined by dividing cash dividends declared per common share by diluted net income per share.
(3)	The tangible common equity to tangible assets ratio is a non-GAAP financial measure which is calculated as follows: (total shareholders’ equity minus preferred stock minus goodwill minus other intangible assets) divided by (total assets minus goodwill minus other intangible assets). See “Reconciliation of non-GAAP Financial Measures.”
(4)	Synovus effected a one-for-seven reverse stock split on its common stock which became effective on May 16, 2014. All prior periods have been adjusted to reflect the one-for-seven reverse stock split.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The measures entitled tangible common equity to tangible assets ratio and common equity tier 1 ratio (fully-phased in) which we refer to elsewhere in this prospectus supplement, are not measures recognized under generally accepted accounting principles, or GAAP, and therefore are considered non-GAAP financial measures. The most comparable GAAP measures are the ratio of total common shareholders’ equity to total assets and the common equity tier 1 ratio, respectively.

Management uses these non-GAAP financial measures to assess the strength of Synovus’ capital position. Synovus believes that these non-GAAP financial measures provide meaningful additional information about Synovus to assist investors in evaluating Synovus’ financial strength and capitalization. These non-GAAP financial measures should not be considered as a substitute for capital ratios determined in accordance with GAAP and may not be comparable to other similarly titled measures at other companies.

The computation of tangible common equity to tangible assets ratio and the reconciliation of this measure to the most comparable GAAP measure is set forth in the table below:

	At September 30,		At December 31,
	2018	2017	2017	2016	2015	2014	2013
	(dollars in thousands)
Tangible common equity to tangible assets ratio:
Total assets	$32,075,120	$31,642,123	$31,222,837	$30,104,002	$28,792,653	$27,050,237	$26,201,604
Goodwill	(57,315)	(57,315)	(57,315)	(59,678)	(24,431)	(24,431)	(24,431)
Other intangible assets, net	(10,166)	(11,548)	(11,254)	(13,223)	(471)	(1,265)	(3,415)
Tangible assets	$32,007,639	$31,573,260	$31,153,268	$30,031,101	$28,767,751	$27,024,541	$26,173,758
Total shareholders’ equity	$3,040,073	$2,997,078	$2,961,566	$2,927,924	$3,000,196	$3,041,270	$2,948,985
Goodwill	(57,315)	(57,315)	(57,315)	(59,678)	(24,431)	(24,431)	(24,431)
Other intangible assets, net	(10,166)	(11,548)	(11,254)	(13,223)	(471)	(1,265)	(3,415)
Preferred Stock, no par value	(195,138)	(125,980)	(125,980)	(125,980)	(125,980)	(125,980)	(125,862)
Tangible common equity	$2,777,454	$2,802,235	$2,767,017	$2,729,043	$2,849,314	$2,889,594	$2,795,277
Total shareholders’ equity to total assets ratio	9.48%	9.47%	9.49%	9.73%	10.42%	11.24%	11.25%
Tangible common equity to tangible assets	8.68%	8.88%	8.88%	9.09%	9.90%	10.69%	10.68%

The computation of common equity tier 1 ratio (fully-phased in) and the reconciliation of this measure to the most comparable GAAP measure is set forth in the table below:

September 30, 2018
Common equity tier 1 (CET1) ratio (fully phased-in)
Common equity tier 1 (CET1)	$2,846,416
Subtract: Adjustment related to capital components	(2,784)
CET1 (fully phased-in)	2,843,632
Total risk-weighted assets	28,738,381
Total risk-weighted assets (fully phased-in)	$28,844,942
Common equity tier 1 (CET1) ratio	9.90%
Common equity tier 1 (CET1) ratio (fully phased-in)	9.86%

RISK FACTORS

An investment in the notes involves a number of risks. This prospectus supplement does not describe all of those risks. You should carefully consider the risks described below and the risk factors concerning our business included in our 2017 10-K and our other periodic filings in addition to the other information in this prospectus supplement and the accompanying prospectus, including our other filings, which are incorporated into this prospectus supplement by reference, before deciding whether an investment in the notes is suitable for you.

The notes are not savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries. The notes are not insured by the FDIC or any other governmental agency or public or private insurer.

Our obligations under the notes will be unsecured and subordinated to our existing and future Senior Debt.

Our obligations under the notes will be unsecured and subordinated in right of payment to all of our existing and future Senior Debt. As of September 30, 2018, we had $300.0 million of indebtedness that would be considered Senior Debt ranking senior to the notes, $250.0 million of indebtedness ranking equally to the notes and $10.0 million of indebtedness ranking junior to the notes. We may incur substantial other indebtedness, including Senior Debt and indebtedness ranking equally with the notes, in the future. The Indenture governing the notes does not contain any limitation on the amount of debt or other obligations ranking senior to or equal with the indebtedness evidenced by the notes that we may incur hereafter.

Our substantial level of debt could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the notes.

We have a substantial amount of debt, requiring significant interest and principal payments. As of September 30, 2018, we and our subsidiaries had approximately $1.66 billion in principal amount of long-term debt outstanding, including our 2022 senior notes and our 2025 subordinated notes, but excluding the notes offered hereby. The Indenture and the notes do not contain any limitation on the amount of debt, deposits or other obligations that may hereafter be issued, accepted or incurred by us or our subsidiaries. We and our subsidiaries are expected to incur additional obligations from time to time, and the risks related to our high level of debt could increase.

Our substantial level of debt could have important consequences to holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt, including the notes;
•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for other purposes;
•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage compared to our competitors that have relatively less debt;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and
•	limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

In addition, a breach of any of the restrictions or covenants in our debt agreements could cause a cross-default under other debt agreements. A significant portion of our debt then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any of our debt is accelerated, our assets may not be sufficient to repay such debt in full.

The notes are structurally subordinated to all liabilities of our subsidiaries.

The notes are structurally subordinated to all liabilities of our subsidiaries, including without limitation, their debt, deposits and trade payables. As of September 30, 2018, we had approximately $1.10 billion in long-term debt issued by our subsidiaries, which, together with approximately $27.38 billion in other outstanding debt and other liabilities, including deposits, of our consolidated subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of the holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s depositors and creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to that held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the notes.

Our access to funds from our subsidiaries may become limited, thereby restricting our ability to make payments on our obligations.

Synovus Financial Corp. is a separate and distinct legal entity from its subsidiary bank and nonbanking subsidiaries. We therefore depend on dividends, distributions and other payments from our subsidiary bank and nonbanking subsidiaries to fund payments on our obligations, including debt obligations such as the notes. Our subsidiary bank and certain of our other subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us, and certain of our subsidiaries also may become subject to regulatory orders that would further limit their ability to pay dividends or other distributions to us. See “Risk Factors — We may become subject to supervisory actions and enhanced regulation that could have a material adverse effect on our business, reputation, operating flexibility, financial condition and the value of our common stock and preferred stock” and “Business — Supervision, Regulation and Other Factors — Dividends” in our 2017 10-K. Regulatory action of this kind could impede access to funds we need to make payments on our obligations, including interest and principal payments on the notes.

We may not be able to generate sufficient cash to service all of our debt, including the notes.

Our ability to make scheduled payments of principal and interest or to satisfy our obligations in respect of our debt or to refinance our debt will depend on our future operating performance. Prevailing economic conditions (including interest rates), regulatory constraints, including, among other things, on distributions to us from our subsidiaries and required capital levels with respect to certain of our subsidiary bank and nonbanking subsidiaries, and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. We may not be able to generate sufficient cash flows from operations, or obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

Regulatory guidelines may restrict our ability to pay the principal of, and accrued and unpaid interest on, the notes, regardless of whether we are the subject of an insolvency proceeding.

As a bank holding company, our ability to pay the principal of, and interest on, the notes is subject to the rules and guidelines of the FRB regarding capital adequacy. We intend to treat the notes as “Tier 2 capital” under these rules and guidelines. The FRB guidelines generally require us to review the effects of the cash payment of Tier 2 capital instruments, such as the notes, on our overall financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the amounts we have paid on Tier 2 capital instruments for those periods, as well as our projected rate of earnings retention. Moreover, pursuant to federal law and FRB regulations, a bank holding company is required to act as a source of financial and managerial strength to each of its banking subsidiaries and commit resources to their support, including the guarantee of capital plans of an undercapitalized bank subsidiary. Such support may be required at times when a holding company may not otherwise be inclined to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the notes on one or more of the scheduled interest payment dates or at any other time or the principal of the notes at the maturity of the notes.

If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, the bankruptcy trustee would be deemed to have assumed and would be required to cure immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of Synovus Bank and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes are a new issue of securities for which there is no established trading market. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, may not continue. The liquidity of any market for the notes will depend upon, among other things, the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. If a market develops, the notes could trade at prices that may be lower than the initial offering price of the notes. Historically, the market for non-investment grade debt securities has been subject to disruptions that have caused substantial price volatility. The market, if any, for the notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

Interest rate risks may affect the value of the notes.

An investment in fixed-rate notes involves risk that the subsequent changes in market interest rates may adversely affect the value of the notes.

There are limited covenants in the Indenture.

Neither we nor any of our subsidiaries is restricted from incurring additional debt or other liabilities, including additional senior debt, under the Indenture. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect to incur, from time to time, additional debt and other liabilities. In addition, we are not restricted under the Indenture from granting security interests over our assets or from paying dividends or issuing or repurchasing our securities. In addition, there are no financial covenants in the Indenture. You are not protected under the Indenture in the event of a highly leveraged transaction, reorganization, a default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect you.

Holders of the notes will have limited rights if there is an event of default.

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency involving Synovus Financial Corp. There is no automatic acceleration or right of acceleration in the case of default in the payment of principal of or interest on the notes or in the performance of any of our other obligations under the notes or the Indenture governing the notes.

The Indenture includes limited events of default.

The Indenture contains limited events of default and remedies. As a result of our intended treatment of the notes as Tier 2 capital, the ability of the Trustee under the Indenture that governs the notes and the holders of the notes to accelerate the maturity of and our obligation to pay immediately the principal of, and any accrued and unpaid interest on, the notes will be limited to the events of default that occur upon:

•	if a court enters an order in an involuntary bankruptcy or insolvency proceeding with respect to Synovus Financial Corp. that continues unstayed and in effect for a period of 60 consecutive days;
•	if Synovus Financial Corp. commences a bankruptcy or insolvency proceeding or consents to the entry of an order in an involuntary bankruptcy or insolvency proceeding; or
•	in the event of an appointment of a receiver, conservator or similar official for our principal banking subsidiary (currently, Synovus Bank).

Consequently, neither the Trustee nor the holders of the notes will have the right to accelerate the maturity of the notes in the case of our failure to pay the principal of, or interest on, the notes or our non-performance of any other covenant under the notes or the Indenture.

The notes are subject to optional early redemption following a Regulatory Capital Treatment Event, a Tax Event or our requiring to become registered as an investment company under the Investment Company Act of 1940, as amended, or on the Reset Date, subject to certain conditions.

We may, at our option, redeem the notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Capital Treatment Event, a Tax Event or our requiring to become registered as an investment company under the Investment Company Act of 1940, as amended, or (ii) on the Reset Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the date fixed for redemption. Redemption of the notes is subject to our receipt of any required prior approval from the FRB and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the FRB specifically applicable to the redemption of the notes. There can be no assurance that the FRB will approve any redemption of the notes that we may propose. Furthermore, you should not expect us to redeem any notes when they first become redeemable or on any particular date thereafter. If we elect to redeem the notes, you may not be able to reinvest the redemption proceeds in securities offering a comparable anticipated rate of return. The exercise of (or perceived likelihood of exercise of) the redemption feature of the notes may limit their market value, which generally will not rise substantially above the price at which the notes can be redeemed.

Changes in banks’ inter-bank lending rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect the value of the notes.

From and including the Reset Date to, but excluding, the Maturity Date, the notes will bear interest at a rate per annum which will be          % above the 5-Year Mid-Swap Rate, which means the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date. In the event that the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the 5-Year Mid-Swap Rate will be determined with reference to 5-Year mid-swap rate quotations related to a fixed-for-floating U.S. dollar interest rate swap that has a floating leg based on the 3-month U.S. dollar LIBOR rate or such other short-term rate, if any, as shall have generally replaced the 3-month U.S. dollar LIBOR rate in the relevant market at the relevant time for purposes of such fixed-for-floating U.S. dollar interest rate swaps quotations, as determined by us upon consultation with an investment bank of national standing, as described in the section “Description of Notes—Interest Rate.” If no quotations are provided, the 5-Year Mid-Swap Rate will be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page. If this occurs, the value of the notes may be adversely affected after the Reset Date.

LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted. In particular, regulators and law enforcement agencies in the U.K. and elsewhere are conducting criminal and civil investigations into whether the banks that contribute information to the British Bankers’ Association (the “BBA”) in connection with the daily calculation of LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. Actions by the regulators or law enforcement agencies, as well as ICE Benchmark Administration (the current administrator of LIBOR), may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021.

At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the U.K. or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for securities the interest on which is determined by reference to LIBOR, such as the notes. Reform of, or the replacement or phasing out of, LIBOR and proposed regulation of LIBOR and other “benchmarks” may materially adversely affect the market value of and the amount of interest paid on the notes. In that regard, if the applicable LIBOR rate used in determining the 5-Year Mid-Swap Rate is not available on the Reset Interest Determination Date for the notes, the terms of the notes require that we use such other short-term rate as shall have generally replaced the applicable LIBOR rate in the relevant market at the relevant time as determined by us upon consultation with an investment bank of national standing, which may result in the amount of interest payments on the notes being different than expected and may affect the market value of the notes. More generally, any of the above changes or any other consequential changes to LIBOR or any other “benchmark” as a result of international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of and return on any securities based on or linked to a “benchmark,” such as the notes.

Changes in our credit ratings may adversely affect your investment in the notes.

The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current information furnished to the ratings agencies by us and information obtained by the ratings agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.

The ratings agencies regularly evaluate us and Synovus Bank, and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. There can be no assurance that we will not receive adverse changes in our ratings in the future, which could adversely affect the cost and other terms upon which we are able to obtain funding and the way in which we are perceived in the capital markets. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of the notes and increase our borrowing costs.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated expenses, will be approximately $          million. We intend to use the net proceeds from this offering for general corporate purposes, including share repurchases.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2018:

•	on an actual basis; and
•	on an adjusted basis to give effect to the sale of the notes offered hereby, for total net proceeds of approximately $ million after deducting underwriting discounts and estimated expenses.

This information should be read together with the selected consolidated financial and other data in this prospectus supplement as well as the unaudited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in our quarterly report on Form 10-Q for the quarter ended September 30, 2018, which is incorporated by reference into this prospectus supplement. See “Use of Proceeds.”

	At September 30, 2018
	Actual	As adjusted
	(dollars in thousands, except share data)
Federal funds purchased and securities sold under repurchase agreements	$191,145		$191,145
Other short-term borrowings	478,540		478,540
Long-term debt:
Parent Company:
Notes offered hereby, $ million par value	$—	$
3.125% senior notes, due 2022, $300 million par value	297,446		297,446
5.75% subordinated notes, due December 15, 2025, $250 million par value	247,981		247,981
LIBOR + 1.80% debentures, due April 19, 2035	10,000		10,000
Total long-term debt — parent company	555,427

Subsidiaries:
FHLB advances with interest and principal payments due at various maturity dates through 2022	1,100,000		1,100,000
Capital lease maturing in 2031	1,482		1,482
Total long-term debt — subsidiaries	1,101,482		1,101,482
Total long-term debt	$1,656,909	$

Shareholders’ equity:
Series D Preferred Stock — no par value Authorized 100,000,000 shares, issued and outstanding 8,000,000	$195,138		195,138
Common stock — $1.00 par value Authorized 342,857,143 shares, issued 143,093,317 shares, and outstanding 116,714,463 shares	143,093		143,093
Additional paid-in capital	3,049,233		3,049,233
Less treasury stock at cost — 26,378,854 shares	(974,478)		(974,478)
Accumulated other comprehensive loss, net	(143,720)		(143,720)
Retained earnings	770,807		770,807
Total shareholders’ equity	$3,040,073		$3,040,073
Total capitalization (including short-term borrowings)	$5,366,667	$

Capital ratios:
Common equity tier 1 capital	$2,846,416		$2,846,416
Tier 1 capital	3,038,768		3,038,768
Total risk-based capital	3,550,686
Common equity tier 1 ratio	9.90%			%
Common equity tier 1 ratio (fully phased-in)	9.86%			%
Tier 1 capital ratio	10.57%
Total risk-based capital to risk-weighted assets ratio	12.36%			%
Leverage ratio	9.58%			%
Total shareholders’ equity to total assets ratio	9.48%			%
Tangible common equity to tangible assets ratio(1)	8.68%			%
(1)	See “Reconciliation of Non-GAAP Financial Measures.”

DESCRIPTION OF NOTES

The notes will be issued pursuant to a Subordinated Indenture, dated as of December 7, 2015 and entered into between us and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended and supplemented by the Second Supplemental Indenture to be dated as of January   , 2019. We refer to the Subordinated Indenture, as supplemented by the Second Supplemental Indenture, as the “Indenture,” and we refer to The Bank of New York Mellon Trust Company, N.A., in its capacity as the trustee, as the “Trustee.” You may request a copy of the Indenture from us as described under “Where You Can Find More Information.” The following summaries of certain provisions of the notes and the Indenture do not purport to be complete and are subject to and qualified in their entirety by reference to all of the provisions of the notes and the Indenture, including the definitions of certain terms used in the Indenture.

General

The notes will be unsecured subordinated obligations of Synovus Financial Corp. and will mature on                , 2029 (which we refer to as the “Maturity Date”), subject to any redemption prior to the maturity date. We may, at our option, redeem the notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Capital Treatment Event, Tax Event or our requiring to be registered as an investment company under the Investment Company Act of 1940, as amended, or (ii) on          , 2024 (the “Reset Date”), in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date, in each case as described below under “— Redemption”.

There is no sinking fund for the notes. Except as described below under “— Form, Denomination, Transfer, Exchange and Book-Entry Procedures,” the notes will be issued only in book-entry form and will be represented by one or more global notes registered in the name of The Depository Trust Company (which, along with its successors, we refer to as “DTC”) or its nominee. The notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the notes on any securities exchange.

Subject to any redemption prior to the Maturity Date, the notes will bear interest (i) from and including the Issue Date to, but excluding, the Reset Date, at a rate of          % per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date at a rate per annum which will be          % (the “spread”) above the 5-Year Mid-Swap Rate. For purposes of the foregoing:

“5-Year Mid-Swap Rate” means the 5-year semi-annual mid-swap rate as displayed on the Reset Screen Page on the Reset Interest Determination Date. In the event that the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, the 5-Year Mid-Swap Rate shall be the Reset Reference Bank Rate on the Reset Interest Determination Date.

“5-Year Mid-Swap Rate Quotation” means, in each case, the arithmetic mean of the bid and offered rates for the semi-annual fixed leg (calculated on the basis of a 360-day year of twelve 30-day months) of a fixed-for-floating U.S. dollar interest rate swap which (i) has a term of 5 years commencing on the Reset Date, (ii) is in an amount that is representative of a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on the 3-month U.S. dollar LIBOR rate or such other short-term rate, if any, as shall have generally replaced the 3-month U.S. dollar LIBOR rate in the relevant market at the relevant time for purposes of such fixed-for-floating U.S. dollar interest rate swaps quotations (the “successor base rate”), as determined by us upon consultation with an investment bank of national standing (calculated on the basis of the actual number of days elapsed in 360-day year). If we have determined a successor base rate, upon consultation with an investment bank of national standing, we may implement changes to the Business Day convention, the definition of Business Day and any method for obtaining the successor base rate or any adjustments to the successor base rate or the spread in a manner that is consistent with industry accepted practices for such successor base rate.

“Reset Interest Determination Date” means the second Business Day (as defined herein) prior to the Reset Date.

“Reset Reference Bank Rate” means the percentage rate determined on the basis of the 5-Year Mid-Swap Rate Quotation provided by five leading swap dealers in the interbank market to us as at approximately 11:00 a.m. (New York time) on the Reset Interest Determination Date. If at least three quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If only two quotations are provided, the 5-Year Mid-Swap Rate will be the arithmetic mean of the quotations provided. If only one quotation is provided, the 5-Year Mid-Swap Rate will be the quotation provided. If no quotations are provided, the 5-Year Mid-Swap Rate shall be equal to the last available 5-year semi-annual mid-swap rate on the Reset Screen Page.

“Reset Screen Page” means Bloomberg screen “IRSB 18, I” (or any successor page or, if a successor page is unavailable, an equivalent page of Reuters or any comparable provider as determined by Synovus and reasonably acceptable to the calculation agent) as at 11:00 a.m. (New York time).

The Trustee will be appointed as calculation agent for the notes. In the event that the 5-year semi-annual mid-swap rate does not appear on the Reset Screen Page on the Reset Interest Determination Date, we will become the calculation agent and will promptly notify the Trustee of (i) the successor base rate and (ii) any changes to the (a) Business Day convention, (b) the definition of Business Day and (c) any method for obtaining the successor base rate and (iii) any adjustments to the successor base rate or the spread.

While the notes are outstanding, interest on the notes will be payable semi-annually in arrears on           and          of each year, commencing on          , 2019, each such date, an “Interest Payment Date”. The interest payable on the notes will be paid to each holder in whose name a note is registered at the close of business on           and           immediately preceding the applicable Interest Payment Date.

Payments will include interest accrued to but excluding the relevant Interest Payment Date. If any Interest Payment Date, including the Maturity Date, falls on a day that is not a Business Day, the related payment will be made on the next succeeding Business Day with the same force and effect as if made on the day such payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The term “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions in Columbus, Georgia or New York, New York are authorized or obligated by law, regulation or executive order to be closed or a day in which the office of the Trustee is closed for business.

Any interest which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (“Defaulted Interest”) shall cease to be payable to the holder on the relevant record date by virtue of having been a holder on such date, and such Defaulted Interest may be paid by Synovus Financial Corp., either to the person in whose name the notes are registered at the close of business on a special record date for the payment of defaulted interest, or in any other lawful manner deemed practicable by the Trustee.

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency. See “— Defaults; Events of Default; Limitation on Suits.”

No recourse will be available for the payment of principal of or interest on any note, for any claim based thereon, or otherwise in respect thereof, against any shareholder, employee, agent, officer or director, as such, past, present or future, of Synovus Financial Corp. or of any successor entity. The Indenture contains no covenants or restrictions restricting the incurrence of debt by us or by our subsidiaries. The Indenture contains no financial covenants and does not restrict us from paying dividends or issuing or repurchasing other securities, and does not contain any provision that would provide protection to the holders of the notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization, or similar restructuring or any other event involving Synovus Financial Corp. or its subsidiaries that may adversely affect the credit quality of Synovus Financial Corp.

The notes and the Indenture are governed by, and shall be construed in accordance with, the laws of the State of New York.

The notes are not deposits and are not insured or guaranteed by the FDIC or any other government agency. The notes are solely obligations of Synovus Financial Corp. and are neither obligations of, nor guaranteed by, our subsidiary bank, Synovus Bank, or any of our non-banking subsidiaries.

Subordination of the Notes

Our obligation to make any payment on account of the principal and interest on the notes will be subordinate and junior in right of payment to our obligations to the holders of our Senior Debt. “Senior Debt” is defined in the Indenture to mean all of our:

•	indebtedness for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes, or other written instruments;
•	obligations under letters of credit;
•	indebtedness or other obligations with respect to commodity contracts, interest rate and currency swap agreements, cap, floor, and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements designed to protect against fluctuations in currency exchange or interest rates;
•	any obligations of Synovus Financial Corp. to its general creditors (as defined for purposes of the capital adequacy regulations of the FRB applicable to Synovus Financial Corp. as the same may be amended or modified from time to time); and
•	guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business), and other similar contingent obligations in respect of obligations of others of a type described in the preceding bullets, whether or not classified as a liability on a balance sheet prepared in accordance with accounting principles generally accepted in the United States;

in each case, whether outstanding on the date that we entered into the Indenture or arising after that time, and other than obligations ranking equally with the notes or ranking junior to the notes. Notwithstanding the foregoing, and for the avoidance of doubt, if the FRB (or other successor regulatory agency or authority) promulgates any rule or issues any interpretation that defines general creditor(s), the main purpose of which is to establish criteria for determining whether the subordinated debt of a bank holding company is to be included in its capital, then the term “general creditors” as used in the definition of “Senior Debt” in the Indenture will have the meaning as described in that rule or interpretation.

Indebtedness and obligations that rank junior to the notes under the terms of the Indenture include (i) our junior subordinated debentures; and (ii) any other indebtedness, the terms of which provide that such indebtedness ranks junior in right of payment to the notes, with respect to which the notes will rank senior in right of payment and upon liquidation.

All liabilities of Synovus Bank and our other subsidiaries including, without limitation, Synovus Bank’s depositors, liabilities to general creditors, and liabilities arising during our subsidiaries’ ordinary course of business or otherwise, will be effectively senior to the notes to the extent of the assets of such subsidiaries. Over the term of the notes, we will need to rely primarily on dividends from Synovus Bank, which is a state chartered bank, and our non-bank subsidiaries to pay interest and principal on our outstanding debt obligations and to make dividends to our shareholders and other payments on our other securities. Regulatory rules may restrict our ability to withdraw capital from Synovus Bank by dividends or other means. See “Risk Factors” above.

In the event of any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment of debt, composition, or other similar proceeding relating to Synovus Financial Corp. or its property, any proceeding for the liquidation, dissolution, or other winding up of Synovus Financial Corp., whether voluntary or involuntary and whether or not involving insolvency or bankruptcy proceedings, any assignment by Synovus Financial Corp. for the benefit of creditors or any other marshalling of the assets of Synovus Financial Corp., all of our obligations to holders of our Senior Debt will be entitled to be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on account of the principal or interest on the notes. Only after payment in full of all amounts owing with respect to Senior Debt will the holders of the notes, together with the holders of any of our obligations ranking on a parity with the notes, be entitled to be paid from our remaining assets the amounts due and owing on account of unpaid principal of and interest on the notes. In the event and during the continuation of any default in the payment of the principal of or any premium or interest on any Senior Debt beyond any applicable grace period with respect to such Senior Debt, or in the event that any event of default with respect to any Senior Debt shall have occurred and be continuing permitting the holders of such Senior Debt (or the trustee or agent on behalf of the holders of such Senior Debt) to declare such Senior Debt due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or in the event any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment shall be made by Synovus Financial Corp. on account of the principal of or interest on the notes or on account of the purchase or other acquisition of any notes.

In the event of our bankruptcy or insolvency, holders of our Senior Debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. With respect to the assets of a subsidiary of Synovus Financial Corp., creditors of Synovus Financial Corp. (including holders of the notes) are structurally subordinated to the prior claims of creditors of such subsidiary, except to the extent that Synovus Financial Corp. may be a creditor with recognized claims against such subsidiary.

The notes do not contain any limitation on the amount of Senior Debt or other obligations ranking senior to or equally with the indebtedness evidenced by the notes that may be hereafter incurred by Synovus Financial Corp. or its subsidiaries. As of September 30, 2018 we had: (i) approximately $300.0 million of indebtedness that would be considered Senior Debt issued by Synovus Financial Corp., consisting of our 2022 senior notes, ranking senior to the notes; (ii) approximately $250.0 million of indebtedness issued by Synovus Financial Corp., consisting of our 2025 subordinated notes, ranking equally to the notes; (iii) $10.0 million of indebtedness, consisting of our junior subordinated debentures, ranking junior to the notes; and (iv) approximately $1.10 billion in long-term debt issued by our subsidiaries, which, together with approximately $27.38 billion in other outstanding debt and other liabilities, including deposits, of our subsidiaries, would rank structurally senior to the notes in case of liquidation or otherwise.

Redemption

We may, at our option, redeem the notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Capital Treatment Event, Tax Event or our requiring to be registered as an investment company under the Investment Company Act of 1940, as amended, or (ii) on the Reset Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date. For the purposes of the foregoing:

“Regulatory Capital Treatment Event” means the good faith determination by Synovus that, as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision thereof or therein that is enacted or becomes effective after the issuance of the notes;
•	any proposed change in those laws or regulations that is announced or becomes effective after the issuance of the notes; or
•	any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the issuance of the notes;

there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the principal amount of the notes as Tier 2 capital, or the equivalent thereof, for purposes of the capital adequacy guidelines as then in effect and applicable to us.

“Tax Event” means the receipt by us of an opinion of independent tax counsel to the effect that as a result of any amendment to, or change (including any announced prospective change) in, the laws or any regulations of the United States or any political subdivision or taxing authority, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of the issuance of the notes, there is more than an insubstantial risk that the interest payable on the notes is not, or within 90 days of receipt of such opinion, will not be, deductible by us, in whole or in part, for U.S. federal income tax purpose.

Redemption of the notes is subject to our receipt of any required prior approval from the FRB and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the FRB specifically applicable to the redemption of the notes.

In the case of any redemption, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date.

In the event of any redemption of the notes, a notice of redemption (which notice may be conditional at Synovus Financial Corp.’s discretion on one or more conditions precedent, and, the redemption date may be delayed until such time as any or all of such conditions have been satisfied or revoked by Synovus Financial Corp. if Synovus Financial Corp. determines that such conditions will not be satisfied) shall be delivered to the Trustee not less than 30 nor more than 60 days prior to the redemption date. If any such conditions precedent have not been satisfied, then we shall provide written notice thereof to the Trustee and each holder of the notes prior to the close of business on the redemption date in the same manner in which the notice of redemption was given.

The Trustee shall be entitled to rely on officers’ certificates from Synovus Financial Corp. and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the holders.

Upon receipt of such notice, the notice of redemption shall be rescinded or delayed as provided in such notice. In no event shall the Trustee be responsible to satisfy any such condition precedent, including making a deposit of money required to effectuate the redemption.

The notes are not subject to redemption or prepayment at the option of the holders.

Tier 2 Capital

The notes are intended to qualify as Tier 2 capital under the FRB’s rules regarding capital adequacy, as the same may be amended or supplemented from time to time. These regulations set forth specific criteria for instruments to qualify as Tier 2 capital. Among other things, the notes must:

•	be unsecured;
•	have a minimum original maturity of at least five years;
•	be subordinated to depositors and general creditors;
•	not contain provisions permitting the holders of the notes to accelerate payment of principal or interest prior to maturity except in the event of receivership, insolvency, liquidation or similar proceedings of the institution; and
•	only be callable after a minimum of five years following issuance, except upon the occurrence of certain special events, as described above, and, in any case, subject to obtaining the prior approval of the FRB to the extent such approval is then required under the rules of the FRB.

Defaults; Events of Default; Limitation on Suits

Under the Indenture, an event of default will occur with respect to the notes only (i) if a court enters an order in an involuntary bankruptcy or insolvency proceeding with respect to Synovus Financial Corp. that continues unstayed and in effect for a period of 60 consecutive days, (ii) if Synovus Financial Corp. commences a bankruptcy or insolvency proceeding or consents to the entry of an order in an involuntary bankruptcy or insolvency proceeding or (iii) in the event of an appointment of a receiver, conservator or similar official for our principal banking subsidiary (currently, Synovus Bank).

If an event of default occurs and is continuing, the principal amount and interest shall become immediately and automatically due and payable, without any declaration or other action on the part of the Trustee or the holders of the notes.

There is no right of acceleration in the case of a default in the payment of principal of or interest on the notes or in our non-performance of any other obligation under the notes or the Indenture. If we default in our obligation to pay any interest on the notes when due and payable and such default continues for a period of 30 consecutive days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the Indenture, then the Trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of notes of the performance of any covenant or agreement in the Indenture.

The Indenture provides that, subject to the duty of the Trustee upon the occurrence of an event of default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of notes unless such holders shall have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which may be incurred by it in complying with such request or direction. Subject to certain provisions, the holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the notes.

No holder of notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	such holder has previously given written notice to the Trustee of a continuing default with respect to the notes;
•	the holders of not less than 25% in principal amount of the notes shall have made written request to the Trustee to institute proceedings in respect of such default in its own name as Trustee under the Indenture;
•	such holder or holders have offered to the Trustee reasonable indemnity against the costs, expenses, and liabilities to be incurred in complying with such request;
•	the Trustee for 60 days after its receipt of such notice, request, and offer of indemnity has failed to institute any such proceeding; and
•	no direction inconsistent with such written request has been given to the Trustee during such 60 day-period by the holders of a majority in principal amount of the outstanding notes.

In any event, the Indenture provides that no one or more of such holders shall have any right under the Indenture to affect, disturb or prejudice the rights of any other holder, or to obtain priority or preference over any of the other holders or to enforce any right under the Indenture, except in the manner provided in the Indenture and for the equal and ratable benefit of all holders of notes.

Modification and Waiver

The Indenture provides that we and the Trustee may modify or amend the Indenture with or, in certain cases, without the consent of the holders of a majority in principal amount of outstanding notes; provided, however, that any modification or amendment may not, without the consent of the holder of each outstanding note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest on, any note;
•	reduce the principal amount or rate of interest of any note;
•	change the place of payment where, or the coin or currency in which, any note or any interest is payable;
•	impair the right to institute suit for the enforcement of any payment on or after its stated maturity or, in the case of redemption, on or after the redemption date;
•	change or waive the repayment provisions of the notes or decrease the redemption premiums, if any, or change the dates of redemption upon which notes may be redeemed;
•	modify the provisions of the Indenture with respect to the subordination of the notes in a manner adverse to the holders of the notes; or
•	reduce the percentage in principal amount of the outstanding series, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of compliance with the provisions of or defaults under the Indenture, certain defaults hereunder and the consequences thereof under the Indenture.

In addition, the holders of a majority in principal amount of the outstanding notes may, on behalf of all holders of notes, waive compliance by us with certain terms, conditions and provisions of the Indenture, as well as any past default and/or the consequences of default, other than any default in the payment of principal or interest or any breach in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note of the affected series.

Legal Defeasance and Covenant Defeasance

So long as no event of default has occurred and is continuing, Synovus Financial Corp. may choose to either discharge its obligations under the Indenture and the notes in a legal defeasance, or to release itself from certain or all of its covenant restrictions under the Indenture and the notes in a covenant defeasance. Synovus Financial Corp. may do so after it irrevocably deposits with the Trustee, for the benefit of the holders of the notes, cash and/or U.S. government securities sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of (and premium, if any) and interest and any other sums due on the stated maturity date or a redemption date of the notes in accordance with the terms of the notes or the Indenture. If Synovus Financial Corp. chooses the legal defeasance option, the holders of the notes will not be entitled to the benefits of the Indenture except for certain limited rights, including registration of transfer and exchange of notes, replacement of lost, stolen or mutilated notes and the right to receive payments of the principal of (and premium, if any) and interest on such notes when such payments are due.

Synovus Financial Corp. may discharge its obligations under the Indenture or release itself from covenant restrictions only if it meets certain requirements. Among other things, Synovus Financial Corp. must deliver to the Trustee an opinion of its legal counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the IRS or a change in the applicable federal income tax law. Synovus Financial Corp. may not have a default under the Indenture or the notes on the date of deposit and, under certain circumstances, 120 days after such deposit. The discharge may not cause the Trustee to have a conflicting interest for purposes of the Trust Indenture Act and may not result in Synovus Financial Corp. becoming an investment company in violation of the Investment Company Act of 1940. The discharge may not violate any of its agreements to which is a party or by which it is bound.

Any defeasance of the notes pursuant to the Indenture shall be subject to Synovus Financial Corp. obtaining the prior approval of the FRB and any additional requirements that the FRB may impose with respect to defeasance of the notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the Issue Date, the FRB does not require that defeasance of instruments be subject to FRB approval in order for the instrument to be accorded Tier 2 Capital treatment, then no such approval of the FRB will be required for such defeasance.

Satisfaction and Discharge

Synovus Financial Corp. may discharge its obligations under the Indenture and the notes if (i) all outstanding notes have been delivered for cancellation, (ii) all outstanding notes have become due and payable or will become due and payable at their stated maturity within one year or (iii) all outstanding notes are scheduled for redemption within one year, and Synovus Financial Corp. has irrevocably deposited with the Trustee an amount sufficient to pay and discharge the principal of (and premium, if any) and interest on all outstanding notes and any other sums due on the stated Maturity Date or a redemption date.

Further Issuances

We may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes ranking equally with the notes and with identical terms in all respects (or in all respects except for the offering price, the payment of interest accruing prior to the issue date of such further notes or the first payment of interest following the issue date of such further notes) in order that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes; provided however, that a separate CUSIP number will be issued for any such additional notes unless the notes are fungible for U.S. federal income tax purposes, subject to the procedures of DTC.

Consolidation, Merger and Sale of Assets

The Indenture provides that Synovus Financial Corp. may not consolidate with or merge into any other person or convey, transfer or lease its assets substantially as an entirety to any person, and Synovus Financial

Corp. may not permit any other person to consolidate with or merge into it or to convey, transfer or lease its assets substantially as an entirety to Synovus Financial Corp. if, in such case, Synovus Financial Corp. is not the surviving entity, unless

•	if Synovus Financial Corp. consolidates with or merges into any other person or conveys, transfers or leases its assets substantially as an entirety to any other person, the person formed by such consolidation or into which Synovus Financial Corp. merges, or the person that acquires its assets, is a corporation, partnership, limited liability company or other entity organized or formed and validly existing under the laws of the United States of America, any of its states or the District of Columbia, which person must expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on the notes and the performance or observance of our covenants under the Indenture;
•	immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of Synovus Financial Corp. or its subsidiaries as a result of such transaction as having been incurred by Synovus Financial Corp. or such subsidiary at the time of such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and
•	we have complied with our obligations to deliver certain documentation to the Trustee.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes will be issued only in fully registered form, without interest coupons. The notes will be issued only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. The notes will not be issued in bearer form. The notes sold in this offering will be issued only against payment in immediately available funds.

Global Notes

The notes will be issued in the form of one or more registered notes in global form, without interest coupons (which we refer to as the “global notes”).

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company, or “DTC,” and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, or “DTC participants,” or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriter; and
•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges Among Global Notes

Beneficial interests in one global note may generally be exchanged for interests in another global note. A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to any transfer restrictions and other procedures applicable to beneficial interests in the other global note.

Book-Entry Procedures for Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the underwriter are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;
•	a “banking organization” within the meaning of the New York State Banking Law;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriter; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;
•	will not receive or be entitled to receive physical, certificated notes; and
•	will not be considered the owners or holders of the notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a global note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee or paying agent in U.S. Dollars to DTC’s nominee, as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC. Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Cross-market transfers of beneficial interests in global notes between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because the settlement of cross-market transfers takes place during New York business hours, DTC participants may employ their usual procedures for sending securities to the applicable DTC participants acting as depositaries for Euroclear and Clearstream. The sale proceeds will be available to the DTC participant seller on the settlement date. Thus, to a DTC participant, a cross-market transaction will settle no differently from a trade between two DTC participants. Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the Business Day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be reflected in the account of the Euroclear of Clearstream participant the following Business Day, and receipt of the cash proceeds in the Euroclear or Clearstream participant’s account will be back-valued to the date on which settlement occurs in New York. DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility or liability for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below and the conversion of notes) only at the direction of one or more participants to whose account with DTC, interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 120 days;
•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 120 days;
•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or
•	an event of default shall have occurred and be continuing with respect to the notes and the Trustee has received a written request from DTC to issue the notes in certificated form.

Same-Day Settlement and Payment

Settlement for the notes will be made in immediately available funds. The notes will trade in DTC’s Same-Day Funds Settlement System until maturity and, therefore, DTC will require secondary trading activity in the notes to be settled in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity of the notes.

Trustee

The Bank of New York Mellon Trust Company, N.A. will act as Trustee under the Indenture governing the notes. From time to time, we and some of our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the Trustee in the ordinary course of business. Additionally, The Bank of New York Mellon Trust Company, N.A. serves as trustee under the indenture involving our existing debt securities. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the notes, or upon the occurrence of a default under another indenture under which The Bank of New York Mellon Trust Company, N.A. serves as trustee, the Trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as Trustee under the Indenture. In that event, we would be required to appoint a successor trustee.

Synovus Financial Corp. is required to furnish reports and statements to the Trustee. Delivery of reports or any other information to the Trustee does not constitute actual or constructive knowledge of Trustee or proper notice.

Notices

Any notices required to be given to the holders of the notes will be given to DTC.

Governing Law

The Indenture and the notes are governed by and will be construed in accordance with the laws of the State of New York.

Waiver of Jury Trial

Synovus Financial Corp., each holder of the notes by its acceptance of the notes and the Trustee shall irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Indenture or the transactions contemplated thereby.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the notes offered and sold hereby. Except where noted, this discussion addresses only those beneficial owners of the notes who hold the notes as capital assets for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to beneficial owners of the notes in light of their particular circumstances, or to a class of beneficial owners subject to special treatment under U.S. federal income tax law, including but not limited to brokers, dealers or traders in securities or currencies, financial institutions, real estate investment trusts, tax-exempt entities or qualified retirement plans, governmental entities, insurance companies, persons liable for alternative minimum tax, U.S. persons whose “functional currency” is not the U.S. dollar, grantor trusts, entities that are treated as partnerships for U.S. federal income tax purposes other pass-through entities, persons required to accelerate the recognition of any item of gross income with respect to the notes as a result of such income being recognized on an applicable financial statement, certain U.S. expatriates, persons deemed to sell the notes under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”), controlled foreign corporations, passive foreign investment companies and regulated investment companies and shareholders of such corporations, and persons holding notes as part of a straddle, hedging, conversion or other integrated transaction. The following summary does not address U.S. state or local tax consequences, foreign tax consequences, or other U.S. federal tax consequences, such as estate and gift taxes.

If you are a partner in an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes and that holds notes, your U.S. federal income tax treatment with respect to the notes generally will depend on your status as a partner, upon the activities of the partnership and certain determinations made at the partner level. Partnerships that hold the notes and partners in such partnerships should each consult their independent tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the notes.

This summary is for general information only and is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof. Those authorities may be changed, perhaps retroactively, or interpreted differently by the Internal Revenue Service (the “IRS”) or the courts so as to result in U.S. federal income tax consequences different from those summarized below. The discussion does not address any non-income tax considerations. This summary does not address tax consequences of the purchase, ownership, or disposition of the notes to holders of the notes other than those holders who acquired their notes in this offering at their original “issue price” within the meaning of Section 1273(b) of the Code (i.e., the first price at which a substantial amount of the notes is sold to the public for cash, other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).

We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER FEDERAL TAX LAWS (SUCH AS ESTATE AND GIFT TAX LAWS) OR THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, OR THE CONSEQUENCES ARISING UNDER ANY TAX TREATY.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder.” As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a resident or a citizen of the United States;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest. Stated interest paid on a note generally will be taxable to you as ordinary interest income at the time that such payments are accrued or received in accordance with your regular method of accounting for U.S. federal income tax purposes. It is anticipated, and this discussion assumes, that the notes will be issued with no more than de minimis amount of original issue discount (“OID”) for U.S. federal income tax purposes. However, if the notes are issued with more than de minimis OID, you generally will be required to include OID in income (as interest) at it accrues, regardless of your regular method of accounting for U.S. federal income tax purposes, using a constant yield method, before you receive any payment attributable to such income.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes. Upon the sale, exchange, redemption, retirement or other taxable disposition (including early redemption) of a note, you generally will recognize taxable gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the note. For these purposes, the amount you realize does not include any amount attributable to accrued and unpaid qualified stated interest, which will be treated as described under “— Payments of interest “ above. Your adjusted tax basis in the note generally will equal the cost of the note to you.

Gain or loss realized on the sale, exchange, redemption, retirement or other taxable disposition of a note generally will be capital gain or loss and generally will be long-term capital gain or loss if at the time of sale, exchange, redemption, retirement or other disposition you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, may be subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Backup Withholding and Information Reporting. Information returns are required to be filed with the IRS in connection with payments of interest on the notes and the proceeds from a sale or other disposition (including a retirement or redemption) of the notes to certain non-corporate U.S. Holders. If you are a U.S. Holder, you may be subject to backup withholding (currently at a rate of 24%) when you receive these payments. In general, you can avoid this backup withholding by properly executing, under penalties of perjury, an IRS Form W-9 or suitable substitute form that provides:

•	your correct taxpayer identification number; and
•	a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding as a result of failure to report all interest and dividends, or (c) you have been notified by the IRS that you no longer are subject to backup withholding.

If you fail to provide your correct taxpayer identification number on IRS Form W-9 or a suitable substitute form in a timely manner, you may be subject to penalties imposed by the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you generally will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, if you timely provide the required information to the IRS. You should consult your tax advisor regarding your qualification for an exemption from backup withholding, and the procedures for establishing such exemption, if applicable.

Medicare Tax on Net Investment Income. Certain U.S. Holders who are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which will generally include all or a portion of their interest income and net gains from the disposition of notes. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their purchase, ownership and disposition of notes.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder and not a partnership or an entity that is treated as a partnership for U.S. federal income tax purposes.

U.S. Federal Withholding Tax. If you are a Non-U.S. Holder, payments of interest made to you generally will be subject to U.S. federal withholding tax at a 30% rate, unless (a) you provide us or our paying agent with a properly executed (1) IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding tax under an applicable tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on a note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business (as described below under “— U.S. Federal Income Tax”) in the United States or (b) you meet all four of the following requirements (in which case no U.S. federal withholding tax will be imposed under the “portfolio interest” exemption of the Code):

•	you are not a bank described in section 881(c)(3)(A) of the Code;
•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;
•	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and
•	either (a) you provide your name and address on an IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury Regulations. Special certification and other rules apply to certain Non-U.S. Holders that are entities rather than individuals.

You are urged to consult your tax advisor regarding the availability of the above exemptions and the procedures for obtaining such exemptions, if available. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

Subject to the discussion below under “— Foreign Account Tax Compliance Act,” and “— Backup Withholding Tax and Information Reporting,” the 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, redemption, retirement or other disposition of a note.

U.S. Federal Income Tax. If you are a Non-U.S. Holder engaged in the conduct of a trade or business in the United States, and interest on the notes is effectively connected with your conduct of that trade or business (or the interest is attributable to a permanent establishment maintained by you in the United States if a tax treaty applies), you generally will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided you comply with certain certification and disclosure requirements discussed above in “— U.S. Federal Withholding Tax”). In addition, if you are a foreign corporation, under certain circumstances, you may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of such effectively connected interest.

Any gain realized on the sale, exchange, redemption, retirement, or other disposition of a note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (of, if a tax treaty applies, attributable to a permanent establishment maintained by a Non-U.S. Holder in the United States); or
•	a Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are engaged in a trade or business in the United States and you recognize gain on a sale or other disposition of the notes that is effectively connected with that trade or business, you generally will be taxed on the net gain derived from the sale under regular graduated U.S. federal income tax rates in a manner similar to a U.S. Holder (see “— Tax Consequences to U.S. Holders” above) and, in the case of foreign corporations, under certain circumstances, may also be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30%, subject to reduction by an applicable income tax treaty providing otherwise. If you are described in the second bullet above, you may be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult your tax advisor with respect to the U.S. tax consequences of the ownership and disposition of the notes, including the effect of applicable treaties.

Backup Withholding Tax and Information Reporting. If you are a Non-U.S. Holder, the amount of interest paid to you, and any tax withheld with respect to such interest payments, regardless of whether any withholding was required, generally must be reported annually to the IRS and you. Copies of the information returns reporting the amount of interest paid to you and the amount of any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

However, you may not be subject to backup withholding and information reporting with respect to payments made by us with respect to the notes if you have provided us with an IRS Form W-8BEN or W-8BEN-E (or other applicable form) as described above and we do not have actual knowledge or reason to know that you are a U.S. person. In addition, backup withholding or information reporting may not be required with respect to the gross proceeds of the sale of the notes made within the United States or conducted through certain U.S. financial intermediaries if (a) the payor receives the certification described above and does not have actual knowledge or reason to know that you are a U.S. person or (b) you otherwise establish an exemption. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against your federal income tax liability and may entitle you to a refund provided you timely furnish the required information to the IRS.

Foreign Account Tax Compliance Act. Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (collectively, “FATCA”), a U.S. federal withholding tax of 30% generally may be imposed on (1) interest on a debt obligation, and (2) the gross proceeds from the disposition of a debt obligation, paid to certain non-U.S. entities (whether such non-U.S. entity is the beneficial owner or an intermediary) that fail to comply with certain certification, withholding and information reporting requirements (which may include entering into an agreement with the IRS), or otherwise satisfying the requirements of an applicable FATCA intergovernmental agreement.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of interest on a note. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of a note on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. You should consult your own tax advisors regarding the effect, if any, of the FATCA rules based on your particular circumstances.

BENEFIT PLAN INVESTOR CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 4975 of the Code, impose certain requirements on (a) employee benefit plans subject to Title I of ERISA, (b) individual retirement accounts, Keogh plans or other arrangements subject to Section 4975 of the Code, (c) entities whose underlying assets include “plan assets” (as defined in U.S. Department of Labor regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulation”)) by reason of any such plan’s or arrangement’s investment therein (we refer to the foregoing collectively as “Plans”) and (d) persons who are fiduciaries with respect to Plans. In addition, certain governmental, church and non-U.S. plans (“Non-ERISA Arrangements”) are not subject to Section 406 of ERISA or Section 4975 of the Code but may be subject to other laws that are substantially similar to Section 406 of ERISA and Section 4975 of the Code (each, a “Similar Law”). The Plan Asset Regulation describes the circumstances under which the assets of an entity in which a Plan invests will be considered to be “plan assets” in a manner that any person who exercises control over those assets would be subject to ERISA’s fiduciary standards and prohibited transaction restrictions. Under the Plan Asset Regulation, if a Plan invests in an “equity interest” of an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by benefit plan investors is not “significant.” The term “equity interest” is defined in the Plan Asset Regulation as any interest in an equity other than an instrument that is treated as indebtedness under “applicable local law” which has no “substantial equity features.”

Although there is no authority directly on point, we believe that, at the time of their issuance, the notes should be treated as indebtedness without substantial equity features for purposes of the Plan Asset Regulation. If the notes constitute indebtedness without substantial equity features for purposes of the Plan Asset Regulation, then a Plan’s investment in the notes should not result in an undivided interest in Synovus’ underlying assets being considered “plan assets” for purposes of ERISA and the Code. In addition to ERISA’s general fiduciary standards, and without regard to whether the notes are considered to be an “equity interest” or debt for purposes of the Plan Asset Regulation, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who have specified relationships to the Plan, i.e., “parties in interest” as defined in ERISA or “disqualified persons” as defined in Section 4975 of the Code (we refer to the foregoing collectively as “parties in interest”) unless exemptive relief is available under an exemption issued by the U.S. Department of Labor. Parties in interest that engage in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. We, the underwriters and our and the underwriters’ current and future affiliates may be parties in interest with respect to many Plans. Thus, a Plan fiduciary considering an investment in securities should also consider whether such an investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the notes may be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between us and an investing Plan which would be prohibited if we are a party in interest with respect to the Plan unless exemptive relief were available under an applicable exemption.

Certain exemptions from the prohibited transaction rules could be applicable, depending on the type of Plan involved and the circumstances of the plan fiduciary’s decision to acquire a note. In this regard, each prospective purchaser that is, or is acting on behalf of, a Plan, and proposes to purchase notes, should consider the exemptive relief available under the following prohibited transaction class exemptions, or PTCEs: (A) the in-house asset manager exemption (PTCE 96-23), (B) the insurance company general account exemption (PTCE 95-60), (C) the bank collective investment fund exemption (PTCE 91-38), (D) the insurance company pooled separate account exemption (PTCE 90-1) and (E) the qualified professional asset manager exemption (PTCE 84-14). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts in connection with an investment in the notes that might be construed as prohibited transactions. There can be no assurance that any of these statutory or class exemptions, or any other exemption, will be available with respect to transactions involving the notes.

Each purchaser or holder of a note, and each fiduciary who causes any entity to purchase or hold a note, shall be deemed to have represented and warranted, on each day such purchaser or holder holds such notes, that either (i) it is neither a Plan nor a Non-ERISA Arrangement subject to Similar Law and it is not purchasing or holding notes on behalf of or with the assets of any Plan or Non-ERISA Arrangement subject to Similar Law; or (ii) it is a Plan or a Non-ERISA Arrangement subject to Similar law and (x) its purchase, holding and subsequent disposition of such notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law, and (y) it believes that such notes are properly treated as indebtedness without substantial equity features for purpose of the Plan Asset Regulation and it agrees to treat such notes, and to further represent, warrant and covenant that it will not sell, pledge, or otherwise transfer such note in violation of the forgoing.

Fiduciaries of any Plans and Non-ERISA Arrangements subject to Similar Law should consult their own legal counsel concerning the impact of ERISA and the Code, the availability of other exemptions from the prohibited transaction rules that may apply to them, and the potential consequences in their specific circumstances before purchasing the notes. Each fiduciary should also determine whether under the general fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Plan or Non-ERISA Arrangement subject to Similar Law.

Each purchaser of a note will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the note does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the notes would meet any or all of the relevant legal requirements with respect to investments by, or is appropriate for, Plans or Non-ERISA Arrangements subject to Similar Law generally or any particular Plan or Non-ERISA Arrangement subject to Similar Law.

UNDERWRITING

J.P. Morgan Securities LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities LLC	$
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Sandler O’Neill & Partners, L.P.
Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of           % of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

We expect that delivery of the notes will be made to investors on or about         , 2019, which will be the        business day following the date of this prospectus supplement (such settlement being referred to as “T+ ”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+ , to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, no offer of notes which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or
C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (A) to (C) above shall result in a requirement for the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the representative has authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the company or the representative to publish a prospectus for such offer.

For the purpose of this provision, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in the each Member State.

The above selling restriction is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in People’s Republic of China (excluding Hong Kong, Macau and Taiwan)

The underwriters will be required to represent and agree that the notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, the “PRC” (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by all relevant laws and regulations of the PRC.

This prospectus supplement and the accompanying prospectus (i) have not been filed with or approved by the PRC authorities and (ii) do not constitute an offer to sell, or the solicitation of an offer to buy, any notes in the PRC to any person to whom it is unlawful to make the offer of solicitation in the PRC.

The notes may not be offered, sold or delivered, or offered, sold or delivered to any person for reoffering or resale or redelivery, in any such case directly or indirectly (i) by means of any advertisement, invitation, document or activity which is directed at, or the contents of which are likely to be accessed or read by, the public in the PRC, or (ii) to any person within the PRC, other than in full compliance with the relevant laws and regulations of the PRC.

Investors in the PRC are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, those which may be required by the China Securities Regulatory Commission, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC laws and regulations, including, but not limited to, all relevant foreign exchange regulations and/or securities investment regulations.

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan pursuant to relevant securities laws and regulations of Taiwan and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer or a solicitation of an offer within the meaning of the Securities and Exchange Act or relevant laws and regulations of Taiwan that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or any other regulatory authorities of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the notes in Taiwan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA

04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the notes offered by this prospectus supplement will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of Synovus Financial Corp. and its subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and the assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of FCB as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 included in FCB’s annual report on Form 10-K for the year ended December 31, 2017 have been incorporated by reference herein in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
WARRANTS
DEBT SECURITIES
PURCHASE CONTRACTS
UNITS

The securities listed above may be offered and sold by us or by selling shareholders to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement. Synovus Financial Corp.’s common stock is traded on the New York Stock Exchange under the trading symbol “SNV.”

Any securities offered by this prospectus and any accompanying prospectus supplement will be equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any banking or non-banking subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Investing in these securities involves certain risks. You should carefully read and consider the information referred to under the heading “Risk Factors” beginning on page 5 of this prospectus and set forth in the documents incorporated by reference herein before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2016.

ABOUT THIS PROSPECTUS

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Synovus,” “we,” “us,” “our,” or similar references mean Synovus Financial Corp. and its consolidated subsidiaries.

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Using this process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time this prospectus is used to offer and sell securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any applicable pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of the document and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to Synovus’ beliefs, plans, objectives, goals, targets, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, many of which are beyond Synovus’ control and which may cause Synovus’ actual results, performance or achievements or the commercial banking industry or economy generally, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through Synovus’ use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “predicts,” “could,” “should,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’ future business and financial performance and/or the performance of the commercial banking industry and economy in general. Forward-looking statements are based on the current beliefs and expectations of Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this document. Many of these factors are beyond Synovus’ ability to control or predict. These factors include, but are not limited to:

(1)	the risk that competition in the financial services industry may adversely affect our future earnings and growth;
(2)	the risk that we may not realize the expected benefits from our efficiency and growth initiatives, which will negatively affect our future profitability;
(3)	the risk that our enterprise risk management framework may not identify or address risks adequately, which may result in unexpected losses;
(4)	the risk that our allowance for loan losses may prove to be inadequate or may be negatively affected by credit risk exposures;

(5)	the risk that any future economic downturn could have a material adverse effect on our capital, financial condition, results of operations and future growth;
(6)	changes in the interest rate environment and competition in our primary market area may result in increased funding costs or reduced earning assets yields, thus reducing margins and net interest income;
(7)	the risk that we may be required to make substantial expenditures to keep pace with the rapid technological changes in the financial services market;
(8)	risks related to a failure in or breach of our operational or security systems of our infrastructure, or those of our third party vendors and other service providers, including as a result of cyber-attacks, which could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses;
(9)	risks related to our reliance on third parties to provide key components of our business infrastructure, including the costs of services and products provided to us by third parties, and risks related to disruptions in service or financial difficulties of a third party vendor;
(10)	our ability to attract and retain key employees;
(11)	the risk that we could realize losses if we determine to sell non-performing assets and the proceeds we receive are lower than the carrying value of such assets;
(12)	the risk that we may not be able to identify suitable acquisition targets as part of our growth strategy and even if we are able to identify suitable acquisition targets, we may not be able to complete such acquisitions or successfully integrate bank or nonbank acquisitions into our existing operations;
(13)	the impact of recent and proposed changes in governmental policy, laws and regulations, including proposed and recently enacted changes in the regulation of banks and financial institutions, or the interpretation or application thereof, including restrictions, increased capital requirements, limitations and/or penalties arising from banking, securities and insurance laws, enhanced regulations and examinations and restrictions on compensation;
(14)	the impact on our financial results, reputation, and business if we are unable to comply with all applicable federal and state regulations or other supervisory actions or directives and any necessary capital initiatives;
(15)	the risks that if economic conditions worsen or regulatory capital rules are modified, or the results of mandated “stress testing” do not satisfy certain criteria, we may be required to undertake additional strategic initiatives to improve our capital position;
(16)	changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, including a downgrade in our credit ratings;
(17)	restrictions or limitations on access to funds from historical and alternative sources of liquidity could adversely affect our overall liquidity, which could restrict our ability to make payments on our obligations and our ability to support asset growth and sustain our operations and the operations of Synovus Bank;
(18)	the risk that we may be unable to pay dividends on our common stock or Series C Preferred Stock or obtain any applicable regulatory approval to take certain capital actions, including any increases in dividends on our common stock, any repurchases of common stock or any other issuance or redemption of any other regulatory capital instruments;
(19)	our ability to receive dividends on our common stock, any repurchases of common stock or any other issuance or redemption of any other regulatory capital instruments;
(20)	the risk that further downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material effect on our operations, earnings, and financial condition;
(21)	risks related to recent and proposed changes in the mortgage banking industry, including the risk that we may be required to repurchase mortgage loans sold to third parties and the impact of the “ability to pay” and “qualified mortgage” rules on our loan origination process and foreclosure proceedings;

(22)	the risk that for our deferred tax assets, we may be required to increase the valuation allowance in future periods, or we may not be able to realize all of the deferred tax assets in the future;
(23)	the risk that we could have an “ownership change” under Section 382 of the IRC, which could impair our ability to timely and fully utilize our net operating losses and built-in losses that may exist when such “ownership change” occurs;
(24)	the costs and effects of litigation, investigations, inquiries or similar matters, or adverse facts and developments related thereto;
(25)	risks related to the fluctuations in our stock price;
(26)	the effects of any damages to our reputation resulting from developments related to any of the items identified above; and
(27)	other factors and other information contained in this prospectus and in other reports and filings that we make with the SEC under the Exchange Act, including, without limitation, those found in “Part I –Item 1A. – Risk Factors” of Synovus’ 2015 Form 10-K.

For a discussion of these and other risks that may cause actual results to differ from expectations, refer to “Part I – Item 1A. Risk Factors” and other information contained in Synovus’ 2015 Form 10-K and our other periodic filings, including quarterly reports on Form 10-Q and current reports on Form 8-K, that we file from time to time with the SEC. All written or oral forward-looking statements that are made by or are attributable to Synovus are expressly qualified by this cautionary notice. You should not place undue reliance on any forward-looking statements since those statements speak only as of the date on which the statements are made. Synovus undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of new information or unanticipated events, except as may otherwise be required by law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference room. Our SEC filings are also available to the public at the SEC’s web site (http://www.sec.gov). Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol “SNV,” and all such reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060. Finally, we maintain an Internet site where you can find additional information. The address of our Internet site is http://www.synovus.com. All internet addresses provided in this prospectus or in any accompanying prospectus supplement are for informational purposes only and are not intended to be hyperlinks. In addition, the information on our Internet site, or any other Internet site described herein, is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any accompanying prospectus supplement or other offering materials.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. We refer you to the registration statement and the exhibits thereto for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus from the date of filing those documents. Any reports filed by us with the SEC on or after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about Synovus and its financial condition:

(a)	Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 29, 2016;
(b)	Those portions of the Definitive Proxy Statement on Schedule 14A filed by Synovus on March 11, 2016 in connection with its 2016 Annual Meeting of Shareholders that are incorporated by reference into its Annual Report on Form 10-K for the year ended December 31, 2015;
(c)	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, filed on May 5, 2016, and for the quarter ended June 30, 2016, filed on August 3, 2016;
(d)	Current Reports on Form 8-K filed February 16, 2016, February 18, 2016, April 21, 2016, April 27, 2016, July 11, 2016 and July 22, 2016. (in all instances other than information in such reports that is furnished and not deemed to be filed);
(e)	The description of Synovus’ common stock, $1.00 par value per share, set forth in the registration statement on Form 8-A/A filed with the SEC on December 17, 2008, including any amendment or report filed with the SEC for the purpose of updating this description; and
(f)	The description of Synovus’ preferred stock purchase rights, set forth in the Current Report on Form 8-K filed with the SEC on April 26, 2010, including the registration statement on Form 8-A filed on April 29, 2010, as amended on September 6, 2011 and April 24, 2013, and any other amendment, report or registration statement on Form 8-A filed with the SEC for the purpose of updating this description.

All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates (other than information in such documents that is furnished and not deemed to be filed) shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of those documents. In case of a conflict or inconsistency between information contained in this prospectus are any accompanying prospectus supplement and information incorporated by reference into this prospectus and any accompanying prospectus supplement, you should rely on the information that was filed later.

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than the exhibits to such documents which are not specifically incorporated by reference therein); we will provide this information at no cost to the requester upon written or oral request to:

Director of Investor Relations
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
(706) 649-3555

SYNOVUS FINANCIAL CORP.

Synovus Financial Corp. is a financial services company and a registered bank holding company headquartered in Columbus, Georgia. We provide integrated financial services including commercial and retail banking, financial management, insurance and mortgage services to our customers through 28 locally-branded banking divisions of our wholly-owned subsidiary bank, Synovus Bank, and other offices in Georgia, Alabama, South Carolina, Florida and Tennessee.

Our relationship-driven community banking model is built on creating long-term relationships with our customers. This relationship banking approach allows our bankers to serve their customers’ individual needs and demonstrates our commitment to the communities in which we operate. We believe that these factors position us to take advantage of future growth opportunities in our existing markets.

We were incorporated under the laws of the State of Georgia in 1972. Our principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901 and our telephone number at that address is (706) 649-2311. Our Common Stock is traded on the NYSE under the symbol “SNV.”

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q which descriptions are incorporated by reference herein, as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information” above.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

We will not receive any proceeds from the resale of shares of common stock by selling shareholders under this prospectus or any supplement to it.

RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges
Including interest on deposits	3.71x	3.84x	3.59x	3.00x	1.20x	0.74x
Excluding interest on deposits	6.31x	6.90x	5.89x	5.08x	1.50x	nm
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Including interest on deposits	3.44x	3.55x	3.30x	2.27x	0.87x	0.59x
Excluding interest on deposits	5.47x	5.90x	5.06x	3.06x	0.78x	nm

For the year ended December 31, 2011, earnings were insufficient to cover fixed charges by $59.5 million (including and excluding interest on deposits) and were insufficient to cover fixed charges and preferred stock dividends by $117.6 million (including and excluding interest on deposits). For the year ended December 31, 2012, earnings were insufficient to cover fixed charges and preferred stock dividends by $27.2 million (including and excluding interest on deposits).

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that Synovus or any selling shareholders may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our common stock and preferred stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws, as amended, are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC. See the “Incorporation of certain information by reference” section of this prospectus supplement.

General

Our authorized capital stock consists of 342,857,142 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of June 30, 2016, there were 124,047,659 shares of our common stock and 5,200,000 shares of our preferred stock issued and outstanding. All outstanding shares of our common stock and preferred stock are, and the shares to be sold under this prospectus supplement will be, when issued and paid for, fully paid and non-assessable.

Common Stock

Voting Rights

Although we only have one class of common stock, certain shares of our common stock are entitled to ten votes per share on each matter submitted to a vote at a meeting of shareholders, including common stock held as described below. The common stock offered in this offering is only entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. Holders of our common stock are entitled to ten votes on each matter submitted to a vote at a meeting of shareholders for each share of our common stock that:

•	has had the same beneficial owner since April 24, 1986;
•	was acquired by reason of participation in a dividend reinvestment plan offered by us and is held by the same beneficial owner for whom it was acquired under such plan;
•	is held by the same beneficial owner to whom it was issued as a result of an acquisition of a company or business by us where the resolutions adopted by our board of directors approving such issuance specifically reference and grant such rights;
•	was acquired under any employee, officer and/or director benefit plan maintained for one or more of our and/or our subsidiaries’ employees, officers and/or directors, and is held by the same beneficial owner for whom it was acquired under such plan;
•	is held by the same beneficial owner to whom it was issued by us, or to whom it was transferred by us from treasury shares, and the resolutions adopted by our board of directors approving such issuance and/or transfer specifically reference and grant such rights;
•	has been beneficially owned continuously by the same shareholder for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted; or
•	is owned by a holder who, in addition to shares which are beneficially owned under any of the other requirements set forth above, is the beneficial owner of less than 162,723 shares of our common stock, which amount has been appropriately adjusted to reflect the stock splits which have occurred subsequent to April 24, 1986 and with such amount to be appropriately adjusted to properly reflect any other change in our common stock by means of a stock split, a stock dividend, a recapitalization or other similar action occurring after April 24, 1986.

For purposes of determining voting power under the provisions above, any share of our common stock acquired pursuant to stock options shall be deemed to have been acquired on the date the option was granted, and any shares of common stock acquired as a direct result of a stock split, stock dividend or other type of share distribution will be deemed to have been acquired and held continuously from the date on which shares with regard to such dividend shares were issued were acquired.

Holders of shares of our common stock not described above are entitled to one vote per share for each such share. A shareholder may own both ten-vote shares and one-vote shares, in which case he or she will be entitled to ten votes for each ten-vote share and one vote for each one-vote share.

In connection with various meetings of our shareholders, shareholders are required to submit to our board of directors satisfactory proof necessary for the board of directors to determine whether such shareholders’ shares of our common stock are ten-vote shares. If such information is not provided to our board of directors, shareholders who would, if they had provided such information, be entitled to ten votes per share, are entitled to only one vote per share.

Our common stock is registered with the SEC and is listed on the NYSE. Accordingly, our common stock is subject to a NYSE rule, which, in general, prohibits a company’s common stock and equity securities from being listed on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, such rule contains a “grandfather” provision, under which voting rights for our common stock qualifies, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted.

Except with respect to voting, ten-vote shares and one-vote shares are identical in all respects and constitute a single class of stock, i.e., our common stock. Neither the ten-vote shares nor the one-vote shares have a preference over the other with regard to dividends or distributions upon liquidation.

Preemptive Rights; Cumulative Voting; Liquidation

Our common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefor, subject to the rights of the holders of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

There are no redemption or sinking fund provisions applicable to our common stock.

Dividends

Synovus is a legal entity separate and distinct from its subsidiaries. Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our articles of incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends, if any that we may pay.

The Federal Reserve may restrict our ability to pay dividends on any class of capital stock or any other Tier 1 capital instrument if we are not deemed to have a strong capital position. In addition, we may have to reduce or eliminate dividends if:

•	our net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
•	our prospective rate of earnings retention is not consistent with the holding company’s capital needs and overall current and prospective financial condition; or
•	we will not meet, or are in danger of not meeting, the minimum regulatory capital adequacy ratios.

Further, Federal Reserve guidance provides that bank holding companies should consult with the Federal Reserve before taking any actions that could result in a diminished capital bases, including increasing dividends or redeeming or repurchasing common stock or other regulatory capital instruments.

The Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has in some cases discouraged payment unless both asset quality and capital are very strong. Additionally, we are subject to contractual restrictions that limit our ability to pay dividends if there is an event of default under such contract. Synovus is presently subject to, and in the future may become subject to, additional supervisory actions and/or enhanced regulation that could have a material negative effect on business, operating flexibility, financial condition, and the value of its common stock. See “Part I – Item 1. Business –Supervision, Regulation and Other Factors – Dividends,” “Part I – Item 1A. Risk factors – “We may become subject to supervisory actions and enhanced regulation that could have a material negative effect on our business, reputation, operating flexibility, financial condition and the value of our Common Stock and Preferred Stock” and “We may be unable to pay dividends on our Common Stock and Series C Preferred Stock” of Synovus’ 2015 Annual Report on Form 10-K for additional information regarding dividends on Synovus stock for further information.

The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from our subsidiary bank and our non-bank subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that our subsidiary bank and our non-banking subsidiaries may pay. Our subsidiary bank is a Georgia bank. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:

•	the ratio of Tier 1 capital to adjusted total assets is less than 6 percent;
•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50 percent of its net after-tax profits for the previous calendar year; or
•	its total classified assets in its most recent regulatory examination exceeded 80 percent of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.

In addition, the Georgia Financial Institutions Code contains restrictions on the ability of a Georgia bank to pay dividends other than from retained earnings without the approval of the Georgia Department of Banking and Finance.

The Federal Deposit Insurance Corporation Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the institution would thereafter be undercapitalized. In addition, federal banking regulations applicable to us and our bank subsidiary require minimum levels of capital that limit the amounts available for payment of dividends. In addition, federal banking regulations applicable to us and our bank subsidiaries require minimum levels of capital that limit the amounts available for the payment of dividends. Finally, “stress testing requirements” established by the Dodd-Frank Act may impact the ability of some banks and bank holding companies to pay dividends. See “Part I – Item 1. Business – Supervision, Regulation and Other Factors – Dividends,” “Part I – Item 1A. Risk factors – “We may become subject to supervisory actions and enhanced regulation that could have a material negative effect on our business, reputation, operating flexibility, financial condition and the value of our Common Stock and Preferred Stock” and “We may be unable to pay dividends on our Common Stock and Series C Preferred Stock” of Synovus’ 2015 Annual Report on Form 10-K for additional information regarding dividends on Synovus stock for further information.

Preferred Stock

Our articles of incorporation provide that our board of directors has the authority, without further vote or action by our shareholders, to issue up to 100 million shares of preferred stock and may determine the preferences, limitations and relative rights of (i) any preferred stock before the issuance of any shares of preferred stock and (ii) one or more series of preferred stock, and designate the number of shares within that series, before the issuance of any shares of that series. Such preferences, limitations and relative rights may include dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The issuance of preferred stock could adversely affect the rights of holders of common stock.

On July 24, 2013, we authorized the issuance of 5,200,000 shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value (the “Series C Preferred Stock”), all of which were issued on July 25, 2013. The Series C Preferred Stock ranks senior to our common stock and at least equally with each other series of preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series C Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. We will pay non-cumulative cash dividends on the Series C Preferred Stock, when, as and if declared by our board of directors, based on the $25.00 liquidation preference at a per annum rate equal to (1) 7.875% for each dividend period from the original issue date to, but excluding August 1, 2018 and (2) three-month LIBOR plus 6.39% for each dividend period from and including August 1, 2018 through the redemption date of the Series C Preferred Stock, if any. Dividends on the Series C Preferred Stock are payable when, as, and if declared by our board of directors, quarterly in arrears. The Series C Preferred Stock has a liquidation preference of $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Liquidating distributions will be made on the Series C Preferred Stock only to the extent our assets are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any security ranking senior to the Series C Preferred Stock, and pro rata with any other shares of our stock ranking equal to the Series C Preferred Stock. The Series C Preferred Stock is perpetual and does not have any maturity date. The Series C Preferred Stock is redeemable at our option (i) in whole or in part, from time to time, on any dividend payment date on or after August 1, 2018 or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital treatment event, in each case at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely unless and until we decide to redeem it and receive the prior approval of the Board of Governors of the Federal Reserve System applicable to bank holding companies to do so. The Series C Preferred Stock has no preemptive or conversion rights. The Series C Preferred Stock has no voting rights except with respect to (i) in the case of certain dividend non-payments only, the election of two directors; (ii) authorizing, increasing the authorized amount of, or issuing senior stock; (iii) authorizing material and adverse changes to the terms of the Series C Preferred Stock, whether by merger consolidation or otherwise; and (iv) as otherwise required under Georgia law.

On April 27, 2010, we authorized the issuance of up to 2,500 shares of our Series B Participating Cumulative Participating Preferred Stock, no par value (the “Series B Preferred Stock”), in connection with the adoption of our Shareholder Rights Plan discussed below. No shares of Series B Preferred Stock have been issued.

On December 17, 2008, we authorized the issuance of up to 973,350 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”), 967,870 of which were issued to the United States Department of the Treasury (the “Treasury”) on December 19, 2008. We redeemed all of the outstanding shares of the Series A Preferred Stock on July 26, 2013.

Warrant

In connection with our issuance of the Series A Preferred Stock referenced above, we also issued a warrant (the “Warrant”) to the Treasury to purchase up to 2,215,819 shares of our common stock, with a current exercise price of $65.52. The Warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. The issuance of securities pursuant to a prospectus supplement will not trigger the anti-dilution provisions of the Warrant. The Warrant expires on December 19, 2018. Pursuant to the securities purchase agreement we entered into with the Treasury, the Treasury has agreed not to exercise voting power with respect to any share of common stock issued upon exercise of the Warrant.

Rights Plan

On April 26, 2010, our board of directors adopted a Shareholder Rights Plan (the “Rights Plan”). The purpose of the Rights Plan is to protect our ability to use certain tax assets, such as net operating loss carryforwards, capital loss carryforwards and certain built-in losses (the “Tax Benefits”), to offset future income. Our use of the Tax Benefits in the future would be substantially limited if we experience an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Rights Plan is designed to reduce the likelihood that we will experience an ownership change by discouraging (i) any person or group from becoming (a) a beneficial owner of 5% or more of the then outstanding common stock of Synovus or (b) a “5-percent shareholder” (as defined under the U.S. income tax laws) with respect to Synovus (in either case, a “Threshold Holder”) and (ii) any existing Threshold Holder from acquiring any additional stock of Synovus. There is no guarantee, however, that the Rights Plan will prevent us from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership-change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the “long-term tax-exempt rate” (subject to certain adjustments).

After giving careful consideration to this issue, our board of directors has concluded that the Rights Plan is in the best interests of Synovus and its shareholders.

In connection with the adoption of the Rights Plan, on April 26, 2010, our board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each share of common stock outstanding at the close of business on April 29, 2010 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment) in respect of each share of common stock issued after the Record Date.

Each Right will initially represent the right to purchase, for $84.00 (the “Purchase Price”), one one-millionth of a share of Series B Preferred Stock. The terms and conditions of the Rights are set forth in the Rights Plan.

The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person (as defined below) and (ii) the close of business on the 10th business day (or such later day as may be designated prior to the Stock Acquisition Date by our board of directors) after the date of the commencement of a tender or exchange offer by any person that could, if consummated, result in such person becoming an Acquiring Person. The date that the Rights become exercisable is referred to as the “Distribution Date.”

After any person has become an Acquiring Person, each Right (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) will generally entitle the holder to purchase for the Purchase Price a number of millionths of a share of the Series B Preferred Stock having a market value of twice the Purchase Price.

An “Acquiring Person” means, in general, any Threshold Holder other than (A) Synovus or any subsidiary or employee benefit plan or compensation arrangement of Synovus; (B) the United States government; (C) certain “Existing Holders” (as defined in the Rights Plan) so long as each such holder does not acquire any additional stock of Synovus; (D) certain “Strategic Investors” (as defined in the Rights Plan) designated as such by our board of directors, so long as each such Strategic Investor satisfies the applicable requirements in the Rights Plan; (E) any person that our board of directors determines, in its sole discretion, has inadvertently become a Threshold Holder, so long as such person promptly divests sufficient shares so that such person is no longer a Threshold Holder; (F) any person that our board of directors determines, in its sole discretion, has not jeopardized or endangered, and likely will not jeopardize or endanger, our utilization of our Tax Benefits, so long as each such person does not acquire any additional stock of Synovus; and (G) any person that acquires at least a majority of our common stock through a “Qualified Offer” (as defined in the Rights Plan).

At any time on or after a Stock Acquisition Date, our board of directors may generally exchange all or part of the Rights (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees) for shares of Series B Preferred Stock at an exchange ratio of one one-millionth of a share of Series B Preferred Stock per Right.

The issuance of the Rights is not taxable to holders of our common stock for U.S. federal income tax purposes.

Our board of directors may redeem all of the Rights at a price of $0.000007 per Right at any time before a Distribution Date.

Prior to a Distribution Date, (i) the Rights will be attached to the shares of our common stock, (ii) in the case of certificated shares, the Rights will be evidenced by the certificates representing the shares, (iii) the Rights will be transferred with our common stock and (iv) the registered holders of our common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights agent will mail separate certificates evidencing the Rights to each record holder of our common stock as of the close of business on the

Distribution Date (other than common stock treated as beneficially owned under certain U.S. tax rules by the Acquiring Person and certain of its transferees), and thereafter the Rights will be transferable separately from our common stock. The Rights will expire on April 29, 2019, unless earlier exchanged or redeemed.

At any time prior to a Distribution Date, the Rights Plan may be amended in any respect. At any time after the occurrence of a Distribution Date, the Rights Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person or its affiliates).

A Rights holder has no rights as a shareholder of Synovus, including the right to vote and to receive dividends. The Rights Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.

On September 6, 2011, Synovus amended the Rights Plan to appoint American Stock & Transfer Company, LLC as the successor rights agent. On April 24, 2013, our board of directors amended the Rights Plan to extend the final expiration date from April 27, 2013 to the close of business of April 28, 2016, and on April 20, 2016, our board of directors amended the Rights Plan to further extend the final expiration date to the close of business on April 29, 2019.

The above summary of the Rights Plan is qualified by the full text of the Rights Plan filed as Exhibit 4.1 to Synovus’ Current Report on Form 8-K filed with the SEC on April 26, 2010, including Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Rights Plan, filed as Exhibit 4.1 to Synovus’ Current Reports on Form 8-K filed with the SEC on September 6, 2011, April 24, 2013 and April 21, 2016, respectively, and incorporated herein by reference in its entirety.

Anti-Takeover Provisions

As described below, our articles of incorporation, bylaws and Rights Plan contain several provisions that may make us a less attractive target for an acquisition of control by an outsider who lacks the support of our board of directors.

Supermajority Approvals

Under our articles of incorporation and bylaws, as currently in effect, the vote or action of shareholders possessing 66-2/3% of the votes entitled to be cast by the holders of all the issued and outstanding shares of our common stock is required to

•	call a special meeting of our shareholders;
•	fix, from time to time, the number of members of our board of directors;
•	remove a member of our board of directors;
•	approve any merger or consolidation of our company with or into any other corporation, or the sale, lease, exchange or other disposition of all, or substantially all, of our assets to or with any other corporation, person or entity, with respect to which the approval of our shareholders is required by the provisions of the corporate laws of the State of Georgia; and
•	alter, delete or rescind any provision of our articles of incorporation.

This allows directors to be removed only by 66-2/3% of the votes entitled to be cast at a shareholders’ meeting called for that purpose. A potential acquirer with shares recently acquired, and not entitled to 10 votes per share, may be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing our policies or control of our company.

Shareholder Action Without a Meeting

Our bylaws allow action by the shareholders without a meeting only by unanimous written consent.

Advance Notice for Shareholder Proposals or Nominations at Meetings

In accordance with our bylaws, shareholders may nominate persons for election to the board of directors or bring other business before a shareholders’ meeting only by delivering prior written notice to us and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to date of the special meeting (or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of such special meeting is made by us). Any notice provided by a shareholder under these provisions must include the information specified in the bylaws.

Evaluation of Business Combinations

Our articles of incorporation also provide that in evaluating any business combination or other action, our board of directors may consider, in addition to the amount of consideration involved and the effects on us and our shareholders, (1) the interests of our employees, depositors and customers and our subsidiaries and the communities in which offices of the corporation or our subsidiaries are located (collectively, the “Constituencies”), (2) the reputation and business practices of the offeror and its management and affiliates as it may affect the Constituencies and the future value of our stock and (3) any other factors the board of directors deems pertinent.

Rights Plan

Our board of directors adopted the Rights Plan (which is described in more detail in the section entitled “Description of Capital Stock – Rights Plan”) on April 26, 2010. On September 6, 2011, Synovus amended the Rights Plan to appoint American Stock & Transfer Company, LLC as the successor rights agent. On April 24, 2013, our board of directors amended the Rights Plan to extend the final expiration date to the close of business on April 28, 2016, and on April 20, 2016, our board of directors amended the Rights Plan to further extend the final expiration date to the close of business on April 29, 2019. The Rights Plan was adopted in an effort to protect our ability to use certain Tax Benefits and is not designed as an “anti-takeover plan” (for example, it does not apply to acquisitions of at least a majority of our common stock made in connection with a qualified offer to acquire 100% of our common stock). The Rights Plan may, however, have an anti-takeover effect in that it will cause substantial dilution to any person or group who attempts to acquire a significant interest in Synovus without advance approval from our board of directors. As a result, one effect of the Rights Plan may be to render more difficult or discourage any attempt to acquire Synovus.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred stock. We will deposit shares of preferred stock represented by depositary shares under a separate deposit agreement among Synovus, a preferred stock depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a share of preferred stock represented by the depositary share, all the rights and preferences of the preferred stock represented by the depositary shares.

Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred stock to a preferred stock depositary, the preferred stock depositary will issue the depositary receipts in accordance with the terms of the applicable prospectus supplement.

Dividends and Other Distributions

The depositary will distribute all cash dividends on the preferred stock to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

If a distribution on the preferred stock is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible, the depositary, with our approval, may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Stock

Unless we have previously called the underlying preferred stock for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional shares of the underlying preferred stock together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred stock and receive depositary shares again. If a depositary receipt presented for exchange into preferred stock represents more shares of preferred stock than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by a depositary, the depositary will redeem the corresponding amount of depositary shares with funds it receives from us for the preferred stock. The depositary will notify the record holders of the depositary shares to be redeemed not less than 30 days nor more than 60 days before the dated fixed for redemption at the holders’ addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred stock. If we intend to redeem less than all of the underlying preferred stock, we and the depositary will select the depositary shares to be redeemed on as nearly a pro rata basis as practicable without creating fractional depositary shares or by any other equitable method determined by us. All dividends relating to the shares of preferred stock called for redemption will cease to accrue on the first calendar day after the redemption date.

On the redemption date:

•	all dividends relating to the shares of preferred stock called for redemption will cease to accrue;
•	we and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and
•	all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Stock

When a depositary receives notice regarding a meeting at which the holders of the underlying preferred stock have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred stock represented by that holder’s depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying preferred stock represented by the depositary share.

Conversion of Preferred Stock

Depositary shares will not themselves be convertible into common stock or any other securities or property of Synovus. However, if the underlying preferred stock is convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred stock represented by their depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred stock using the same procedures as those provided for delivery of preferred stock. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional shares of common stock upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

Synovus and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we and the depositary may not make any amendment that:

•	would materially and adversely alter the rights of the holders of depositary shares; or
•	would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred stock.

Subject to exceptions in the deposit agreement and except in order to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred stock and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the depositary if a majority of each series of preferred stock affected by the termination consents to the termination. Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional shares of preferred stock and any other property represented by the depositary shares.

In addition, a deposit agreement will automatically terminate if:

•	we have redeemed all underlying preferred stock subject to the agreement;
•	a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or

•	each share of the underlying preferred stock has been converted into other capital stock of Synovus not represented by depositary shares.

Expenses of a Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges and expenses arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred stock.

Neither the depositary nor Synovus will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under a deposit agreement. The obligations of Synovus and a depositary under a deposit agreement will be limited to performing their duties in good faith and without negligence in regard to voting of preferred stock, gross negligence or willful misconduct. Neither Synovus nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred stock unless they are furnished with satisfactory indemnity.

Synovus and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party.

In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

The applicable prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our direct unsecured general obligations. The debt securities will be either senior debt securities, subordinated debt securities or junior subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee to be named therein, as trustee. Senior debt securities will be issued under senior indentures. Subordinated debt securities will be issued under a subordinated indenture. Junior subordinated debt securities will be issued under a junior subordinated indenture. Each of the senior indentures, the subordinated indenture and the junior subordinated indenture is referred to as an indenture. The material terms of any indenture will be set forth in the applicable prospectus supplement.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;
•	currencies; or
•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of preferred stock, shares of common stock, depositary shares or any combination of such securities.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered Global Securities

We may issue the registered debt securities, warrants and units in the form of one or more fully registered global securities that will be deposited with a depositary or its nominee identified in the applicable prospectus supplement and registered in the name of that depositary or nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the applicable indenture, warrant agreement or unit agreement. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the applicable indenture, warrant agreement or unit agreement. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the applicable indenture, warrant agreement or unit agreement.

We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the applicable indenture, warrant agreement or unit agreement, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities, and any payments to holders with respect to warrants or units, represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of Synovus, the trustees, the warrant agents, the unit agents or any other agent of Synovus, agent of the trustees or agent of the warrant agents or unit agents will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the relevant trustee, warrant agent, unit agent or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

SELLING SHAREHOLDERS

We may register securities covered by this prospectus for re-offers and resales by any selling shareholder named in a prospectus supplement. We are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act, which allows us to add secondary sales of shares of our common stock by any selling shareholder by filing a prospectus supplement with the SEC. We may register these shares to permit selling shareholders to resell their shares when they deem appropriate. Selling shareholders may resell all, a portion or none of their shares at any time and from time to time. Selling shareholders may also sell, transfer or otherwise dispose of some or all of their shares of our securities in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling shareholders may offer shares for sale under this prospectus and any prospectus supplement. We may pay all expenses incurred with respect to registration of the shares of common stock owned by the selling shareholders, other than underwriting fees, discounts or commissions, which will be borne by the selling shareholders. We will provide you with a prospectus supplement naming the selling shareholder(s), the amount of securities to be registered and sold and any other terms of the securities being sold by the selling shareholder(s).

PLAN OF DISTRIBUTION

Synovus or the selling shareholders may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;
•	directly to a limited number of purchasers or to a single purchaser; or
•	through agents.

Any selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of common stock covered by this prospectus.

Each time we or the selling shareholders sell securities, we will provide a prospectus supplement that will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;
•	the purchase price of such securities and the proceeds to be received by Synovus, if any;
•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;
•	any initial public offering price;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of common stock may also be exchanged for satisfaction of the selling shareholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers.

If we, if applicable, use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions,
•	at a fixed public offering price or prices, which may be changed,
•	at market prices prevailing at the time of sale,
•	at prices related to prevailing market prices or
•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities directly or through agents from time to time. The selling shareholders might not sell any shares of common stock under this prospectus. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made by us or by selling shareholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resale of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Synovus at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with Synovus to indemnification by Synovus against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for Synovus and its affiliates in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

LEGAL OPINIONS

The validity of the securities will be passed upon by Alston & Bird LLP, Atlanta, Georgia. Any underwriters will be represented by their own legal counsel.

EXPERTS

The consolidated financial statements of Synovus Financial Corp. and its subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, included in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2015, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$

Synovus Financial Corp.

      % Fixed-to-Fixed Rate Subordinated Notes due 2029

Prospectus Supplement

Book-Running Managers

J.P. Morgan

Morgan Stanley

Co-Managers

Barclays	Sandler O’Neill + Partners, L.P.

                     , 2019